Filed pursuant to Rule 424(b)(3)

Registration No. 333-167429

PROSPECTUS

JDA SOFTWARE GROUP, INC.
Exchange Offer for 8.00% Senior Notes due 2014

We hereby offer, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal (which together constitute the “exchange offer”), to exchange up to $275,000,000 aggregate principal amount of our 8.00% Senior Notes due 2014, and the guarantees thereof, which have been registered under the Securities Act of 1933, as amended, which we refer to as the exchange notes, for an equal aggregate principal amount of our currently outstanding 8.00% Senior Notes due 2014, and the guarantees thereof, that were issued on December 10, 2009, which we refer to as the old notes. We refer to the old notes and the exchange notes collectively as the notes.

THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 7, 2010, UNLESS EXTENDED.

The material terms of the exchange offer are summarized below and are more fully described in this prospectus.

MATERIAL TERMS OF THE EXCHANGE OFFER

•	The terms of the exchange notes are substantially identical to those of the old notes except that the exchange notes are registered under the Securities Act of 1933, as amended, and the transfer restrictions, registration rights and rights to special interest applicable to the old notes do not apply to the exchange notes.

•	We will exchange all old notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tenders of old notes at any time prior to the expiration of the exchange offer.

•	We will not receive any proceeds from the exchange offer.

•	The exchange of notes should not be a taxable event for U.S. federal income tax purposes.

•	There is no public market for the exchange notes. We have not applied, and do not intend to apply, for listing of the exchange notes on any national securities exchange or automated quotation system.

See “Risk Factors” beginning on page 9 of this prospectus for a discussion of certain risks that you should consider carefully before participating in the exchange offer.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as amended or supplemented, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes that were acquired by such broker-dealer as a result of market-making or other trading activities. We have agreed that for a period of 180 days after the expiration of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resales. See “Plan of Distribution.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 5, 2010

We have not authorized anyone to give you any information or to make any representations about us or the exchange offer other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law. The delivery of this prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date of this prospectus. Subject to our obligation to amend or supplement this prospectus as required by law and the rules of the Securities and Exchange Commission, the information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We have also filed with the SEC a registration statement on Form S-4, which you can access on the SEC’s Internet site at http://www.sec.gov, to register the exchange notes. This prospectus, which forms part of the registration statement, does not contain all of the information included in that registration statement. For further information about us and the exchange notes offered in this prospectus, you should refer to the registration statement and its exhibits. You may read and copy any materials we file with the SEC at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC also maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You may also obtain certain of these documents on our Internet site at http://www.jda.com. Our web site and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

This prospectus incorporates by reference important business and financial information about our company that is not included in or delivered with this document. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. Any statement contained in this prospectus or in any document incorporated or deemed to be incorporated by reference into this prospectus that is modified or superseded by subsequently filed materials shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents set forth below that we have previously filed with the SEC, including all exhibits thereto, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from now until the termination of the exchange offer (excluding any Current Reports on Form 8-K to the extent disclosure is furnished and not filed):

•	our Annual Report on Form 10-K for the year ended December 31, 2009;

•	our Definitive Proxy Statement on Schedule 14A related to our Annual Meeting of Shareholders, filed on April 9, 2010 (with respect to information contained in such Definitive Proxy Statement that is incorporated into Part III of our Annual Report on Form 10-K for the year ended December 31, 2009 only);

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010; and

•	our Current Reports on Form 8-K filed on January 25, 2010, January 28, 2010, February 11, 2010, April 27, 2010, April 28, 2010, June 8, 2010, June 18, 2010, July 6, 2010, October 1, 2010, November 2, 2010 and November 4, 2010.

You can obtain any of the documents incorporated by reference into this prospectus from the SEC’s web site at the address described above. You may also request a copy of these filings, at no cost, by writing or telephoning to the address and telephone set forth below. We will provide, without charge, upon written or oral request, copies of any or all of the documents incorporated by reference into this prospectus (excluding exhibits to such documents unless such exhibits are specifically incorporated by reference therein). You should direct requests for documents to: JDA Software Group, Investor Relations, 14400 North 87th Street, Scottsdale, Arizona 85260, telephone number (480) 308-3000.

In order to obtain timely delivery of any copies of filings requested, please write or call us no later than          , 2010, which is five business days before the expiration date of the exchange offer.

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and assumptions contained, or incorporated by reference, in this prospectus constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to outlooks or expectations for earnings, revenues, expenses, asset quality, or other future financial or business performance, strategies, or expectations, or the impact of legal, regulatory, or supervisory matters on business, results of operations, or financial condition. Specifically, forward looking statements may include:

•	statements relating to the benefits of our acquisition of i2 Technologies, Inc. (“i2”), including anticipated synergies and cost savings estimated to result from the acquisition;

•	statements relating to future business prospects, revenue, income, and financial condition; and

•	statements preceded by, followed by or that include the words “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target,” or similar expressions.

These statements reflect management judgments based on currently available information and involve a number of risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Future performance cannot be ensured. Actual results may differ materially from those in the forward-looking statements. Some factors that could cause actual results to differ include:

•	the unprecedented volatility in the global economy;

•	the risk that we do not realize the anticipated benefits of our acquisition of i2, including potential synergies, due to challenges associated with integrating the companies and other factors;

•	the risk that unexpected costs will be incurred as a result of our acquisition of i2;

•	changes in general economic and market conditions; and

•	other risks referenced from time to time in our filings with the SEC and those factors listed or incorporated by reference into this prospectus under “Risk Factors” beginning on page 9.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this prospectus, or in the case of a document incorporated by reference, as of the date of that document. Except as required by law, we undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect any events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

ii

SUMMARY

The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus. Because this is a summary, it may not contain all of the information that may be important to you. You should read the entire prospectus carefully, paying particular attention to the matters discussed under the caption “Risk Factors”, as well as the information incorporated by reference (including our consolidated financial statements and accompanying notes), request from us all additional public information you wish to review relating to us and complete your own examination of us and the terms of the exchange offer and the exchange notes before making an investment decision. Unless otherwise indicated, “JDA,” “JDA Software,” “the Company,” “we,” “us,” “our” and words of similar import refer to JDA Software Group, Inc. and its subsidiaries on a consolidated basis.

JDA is a leading provider of sophisticated enterprise software solutions designed to enable planning, optimization and execution of merchandising and supply chain processes for manufacturers, wholesalers and distributors, and retailers, as well as government and aerospace defense contractors. Additionally, JDA provides pricing, yield management and demand management software solutions for travel, transportation, hospitality and media organizations. We believe we have the broadest and deepest suite of software products and services for supply chain management. Our software offerings are highly tailored to industry-specific needs and are integrated to provide a complete set of solutions for our customers. These attributes, we believe, position us well against both broad enterprise resource planning competitors and point solution providers, and promote customer loyalty.

On January 28, 2010, JDA completed the acquisition of i2 Technologies, Inc. (“i2”) for approximately $600.0 million, which included cash consideration of approximately $432.0 million and the issuance of approximately 6.2 million shares of our common stock with an acquisition date fair value of approximately $168.0 million, or $26.88 per share, determined on the basis of the closing market price of our common stock on the date of acquisition.

For the year ended December 31, 2009 and the six months ended June 30, 2010, JDA had revenues of $385.8 million and $290.0 million, respectively, and net income of $26.3 million and $3.6 million, respectively.

JDA’s headquarters are located at 14400 North 87th Street, Scottsdale, Arizona 85260, and its telephone number (480) 308-3000. For more information regarding JDA, see “Where You Can Find More Information” on page i.

The Exchange Offer

The following is a brief summary of certain material terms of the exchange offer. For a more complete description of the terms of the exchange offer, see “The Exchange Offer” in this prospectus.

Background	On December 10, 2009, we issued $275,000,000 aggregate principal amount of our 8.00% Senior Notes due 2014, or the old notes, to Goldman, Sachs & Co. and Wells Fargo Securities, LLC, as the initial purchasers, in a transaction exempt from the registration requirements of the Securities Act. The initial purchasers then sold the old notes to qualified institutional buyers in reliance on Rule 144A and to persons outside the United States in reliance on Regulation S under the Securities Act. Because the old notes have been sold in reliance on exemptions from registration, the old notes are subject to transfer restrictions. In connection with the issuance of the old notes, we entered into a registration rights agreement with the initial purchasers pursuant to which we agreed, among other things, to deliver this prospectus and to complete an exchange offer for the old notes.

The Exchange Offer	We are offering to exchange up to $275,000,000 aggregate principal amount of our 8.00% Senior Notes due 2014, or the exchange notes, for an equal aggregate principal amount of old notes. The terms of the exchange notes are identical in all material respects to the terms of the old notes, except that the exchange notes have been registered under the Securities Act and do not contain transfer restrictions, registration rights or special interest provisions. You should read the discussion set forth under “Description of the Exchange Notes” for further information regarding the exchange notes. In order to be exchanged, an old note must be properly tendered and accepted. All old notes that are validly tendered and not withdrawn will be exchanged. We will issue and deliver the exchange notes promptly after the expiration of the exchange offer.

Resale of Exchange Notes	Based on interpretations by the SEC’s Staff, as detailed in a series of no-action letters issued to third parties unrelated to us, we believe that the exchange notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act as long as:

you, or the person or entity receiving the exchange notes, acquires the exchange notes in the ordinary course of business;

neither you nor any such person or entity receiving the exchange notes is engaging in or intends to engage in a distribution of the exchange notes within the meaning of the federal securities laws;

neither you nor any such person or entity receiving the exchange notes has an arrangement or understanding with any person or entity to participate in any distribution of the exchange notes;

neither you nor any such person or entity receiving the exchange notes is an “affiliate” of JDA Software Group, Inc., as that term is defined in Rule 405 under the Securities Act; and

neither you nor any such person or entity receiving the exchange notes is prohibited by any law or policy of the SEC from participating in the exchange offer.

We have not submitted a no-action letter to the SEC and there can be no assurance that the SEC would make a similar determination with respect to this exchange offer. If you do not meet the conditions described above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the exchange notes. If you fail to comply with these requirements you may incur liabilities under the Securities Act, and we will not indemnify you for such liabilities.

Expiration Date	5:00 p.m., New York City time, on December 7, 2010, unless, in our sole discretion, we extend or terminate the exchange offer.

Withdrawal Rights	You may withdraw tendered old notes at any time prior to 5:00 p.m., New York City time, on the expiration date. See “The Exchange Offer—Terms of the Exchange Offer.”

Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions, including our determination that the exchange offer does not violate any law, statute, rule, regulation or interpretation by the Staff of the SEC or any regulatory authority or other foreign, federal, state or local government agency or court of competent jurisdiction, some of which may be waived by us. See “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Old Notes	You may tender your old notes by instructing your broker or bank where you keep the old notes to tender them for you. In some cases, you may be asked to submit the blue-colored letter of transmittal that may accompany this prospectus. By tendering your old notes, you will represent to us, among other things, (1) that you are, or the person or entity receiving the exchange notes, is acquiring the exchange notes in the ordinary course of business, (2) that neither you nor any such other person or entity has any arrangement or understanding with any person to participate in the distribution of the exchange notes within the meaning of the Securities Act and (3) that neither you nor any such other person or entity is our affiliate within the meaning of Rule 405 under the Securities Act. Your old notes must be tendered in integral multiples of $1,000. Exchange notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

A timely confirmation of book-entry transfer of your old notes into the exchange agent’s account at The Depository Trust Company, or DTC, according to the procedures described in this prospectus under “The Exchange Offer,” must be received by the exchange agent before 5:00 p.m., New York City time, on the expiration date.

Consequences of Failure to Exchange	Any old notes not accepted for exchange for any reason will be credited to an account maintained at DTC promptly after the expiration or termination of the exchange offer. Old notes that are not tendered, or that are tendered but not accepted, will be subject to their existing transfer restrictions. We will have no further obligation, except under limited circumstances, to provide for registration under the Securities Act of the old notes. The liquidity of the old notes could be adversely affected by the exchange offer. See “Risk Factors—Risks Related to Retention of the Old Notes—If you do not exchange your old notes, your old notes will continue to be subject to the existing transfer restrictions and you may be unable to sell your old notes.”

Taxation	The exchange of old notes for exchange notes by tendering holders should not be a taxable event for U.S. federal income tax purposes. For more details, see “Material United States Federal Income Tax Consequences.”

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. For more details, see “Use of Proceeds.”

Exchange Agent	U.S. Bank National Association is serving as the exchange agent in connection with the exchange offer. The address, telephone number and facsimile number of the exchange agent are listed under “The Exchange Offer—Exchange Agent.”

Risk Factors	An investment in the exchange notes involves substantial risk. See “Risk Factors” for a description of certain of the risks you should consider before investing in the exchange notes.

Terms of the Exchange Notes

The following is a brief summary of certain material terms of the exchange notes. For more complete information about the exchange notes, see “Description of the Exchange Notes” in this prospectus.

Issuer	JDA Software Group, Inc.

Notes Offered	$275 million in aggregate principal amount of 8.00% Senior Notes due 2014.

Maturity Date	December 15, 2014.

Interest Rate	We will pay interest on the exchange notes at an annual interest rate of 8.00%.

Interest Payment Dates	Interest on the exchange notes will be payable on June 15 and December 15 of each year, beginning on December 15, 2010.

Guarantees	JDA’s obligations under the exchange notes will be fully and unconditionally guaranteed on a senior basis, jointly and severally by certain of our current and future domestic restricted subsidiaries. Certain of our subsidiaries will not be guarantors of the exchange notes. As of June 30, 2010, the non-guarantor subsidiaries held approximately $133 million of our total assets of approximately $1.1 billion and had liabilities of approximately $68 million.

Ranking	The exchange notes and the guarantees will be unsecured senior indebtedness. Accordingly, they will be:

•	pari passu in right of payment with all of the JDA’s and the guarantors’ existing and future senior indebtedness;

•	senior in right of payment to all of the JDA’s and the guarantors’ existing and future subordinated indebtedness;

•	effectively subordinated to all of the JDA’s and the guarantors’ secured indebtedness, to the extent of the value of the assets securing such indebtedness; and

•	structurally subordinated to all obligations of our non-guarantor subsidiaries.

As of June 30, 2010, after giving effect to the completion of the offering of the old notes and the application of the net proceeds thereof, we had $275 million of long-term indebtedness outstanding, none of which was secured indebtedness.

Optional Redemption	On or after December 15, 2012, we may redeem all or a part of the exchange notes at the redemption prices set forth under “Description of Exchange Notes — Optional Redemption”, plus accrued and unpaid interest and additional interest, if any, to the redemption date.

In addition, at any time prior to December 15, 2012, we may, on one or more occasions, redeem some or all of the exchange notes at a redemption price equal to 100% of the principal amount of the exchange notes redeemed, plus accrued and unpaid interest and additional interest, if any, to the redemption date and a “make-whole” premium.

At any time prior to December 15, 2012, we may also redeem up to 35% of the aggregate principal amount of the exchange notes, with the proceeds of certain qualified equity offerings at a redemption price of 108.0% of the principal amount thereof plus accrued and unpaid interest and additional interest, if any, to the redemption date.

Change of Control	If we experience certain change of control events, we must offer to repurchase the exchange notes at a repurchase price equal to 101% of the principal amount of the exchange notes repurchased, plus accrued and unpaid interest and additional interest, if any, to the applicable repurchase date. See “Description of Exchange Notes — Repurchase at the Option of Holders — Change of Control”.

Asset Sale Offer	Under certain circumstances, if we sell assets and do not reinvest the proceeds therefrom as specified in the indenture, we must offer to repurchase the exchange notes at a repurchase price equal to 100% of the principal amount of the exchange notes repurchased, plus accrued and unpaid interest and additional interest, if any, to the applicable repurchase date. See “Description of Exchange Notes — Repurchase at the Option of Holders — Asset Sales”.

Restrictive Covenants	The indenture governing the exchange notes contains certain covenants limiting our ability and the ability of our restricted subsidiaries to, under certain circumstances:

•	pay dividends, make investments or make other restricted payments;

•	incur additional indebtedness or issue disqualified stock or preferred stock;

•	create liens;

•	permit consensual encumbrances or restrictions on our restricted subsidiaries’ ability to pay dividends or make certain other payments to us;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our or their assets;

•	enter into transactions with affiliates; and

•	designate subsidiaries as unrestricted.

These covenants will be subject to a number of important limitations and exceptions. See “Description of Exchange Notes — Certain Covenants”.

DTC Eligibility	The exchange notes will be issued in book-entry form and will be represented by a permanent global security deposited with a custodian for and registered in the name of the nominee of DTC in New York, New York. Beneficial interests in the global security will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interests may not be exchanged for certificated securities, except in limited circumstances. See “Description of the Exchange Notes—Book-Entry Delivery and Form.”

Absence of Established Markets for the Exchange Notes	The exchange notes are a new issue of securities, and currently there is no market for the exchange notes. We do not intend to apply for the exchange notes to be listed on any securities exchange, or to arrange for any quotation system to quote them. Accordingly, we cannot assure you that liquid markets will develop for the exchange notes.

Risk Factors	An investment in the exchange notes involves substantial risk. See “Risk Factors” for a description of certain of the risks you should consider before investing in the exchange notes.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the unaudited consolidated ratio of earnings to fixed charges for the periods shown:

	Year ended					Six Months ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	June 30,
	2005	2006	2007	2008	2009	2010

Ratio of earnings to fixed charges (a)	3.22	1.03	3.56	1.40	9.13	1.34

(a)	We compute the ratio of earnings to fixed charges by dividing (i) earnings (loss), which consists of net income from continuing operations before income taxes plus undistributed earnings in equity investments, by (ii) fixed charges, which consist of interest expensed, plus amortized premiums, discounts and capitalized expenses related to indebtedness, and an estimate of the interest within rental expense.

RISK FACTORS

In considering whether to purchase the exchange notes offered hereby, you should understand the high degree of risk involved. You should carefully consider the risk factors and other information contained in this prospectus and the risk factors and other information incorporated by reference under the caption “Item 1A. Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2009, as well as the other information incorporated by reference into this prospectus as such risk factors and other information may be updated from time to time by our subsequent reports and other filings under the Exchange Act. See “Incorporation of Certain Information By Reference.” The risks below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition or results of operations.

Risks Related to Our Business

We may not remain profitable.

Our ability to sustain profitability will depend, in part, on our ability to:

•	attract and retain an adequate client base;

•	manage effectively a larger and more global business with larger, complete tier one projects;

•	react to changes, including technological changes, in the markets we target or operate in;

•	deploy our services in additional markets or industry segments;

•	respond to competitive developments and challenges;

•	attract and retain experienced and talented personnel; and

•	establish strategic business relationships.

We may not be able to do any of these successfully, and our failure to do so is likely to have a negative impact on our operating results and cash flows, which could affect our ability to make payments on the exchange notes.

We have a substantial amount of debt, which could impact our ability to obtain future financing or pursue our growth strategy.

After the acquisition of i2, we have $275 million of long-term debt. Cash flow from operations was $9.6 million in first half 2010 and includes the impact of i2 from the January 28, 2010 (date of acquisition) through June 30, 2010. Cash flow from operations, without the cash flow from i2, was $60.5 million in first half 2009, and $96.5 million and $47.1 million in the years ended December 31, 2009 and 2008, respectively. Our indebtedness could have significant adverse effects on our business, including the following:

•	we must use a substantial portion of our cash flow from operations to pay interest on our indebtedness, which will reduce the funds available to us for operations and other purposes;

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

•	our high level of indebtedness could place us at a competitive disadvantage compared to our competitors that may have proportionately less debt;

•	our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited;

•	our high level of indebtedness may make us more vulnerable to economic downturns and adverse developments in our business; and

•	our ability to fund a change of control offer may be limited.

The instruments governing the notes contain, and the instruments governing any indebtedness we may incur in the future may contain, restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all or a portion of our outstanding indebtedness.

Payments on our indebtedness will require a significant amount of cash.

As a result of financial, business, economic and other factors, many of which we cannot control, our business may not generate sufficient cash flow from operations in the future and our currently anticipated growth in revenue and cash flow may not be realized, either or both of which could result in our being unable to repay indebtedness, including our outstanding notes, or to fund other liquidity needs. If we do not have sufficient cash resources in the future, we may be required to refinance all or part of our then existing debt, sell assets or borrow more money. There can be no assurance that we will be able to accomplish any of these alternatives on terms acceptable to us or at all. In addition, the terms of existing or future debt agreements may restrict us from adopting any of these alternatives.

We may incur substantial additional indebtedness that could further exacerbate the risks associated with our indebtedness.

We may incur substantial additional indebtedness in the future. Although the indenture governing our outstanding notes contains restrictions on our incurrence of additional debt, these restrictions are subject to a number of qualifications and exceptions, and we could incur substantial additional secured or unsecured indebtedness, which may include a credit facility that may include financial ratio requirements and covenants. If we incur additional debt, the risks related to our leverage and debt service requirements would increase.

We may not receive significant revenues from our current research and development efforts, which may limit our business from developing in ways that we currently anticipate.

Developing and localizing software is expensive and the investment in product development often involves a long payback cycle. We have made and expect to continue making significant investments in software research and development and related product opportunities. If product life cycles shorten or key technologies upon which we depend change rapidly, we may need to make high levels of expenditures for research and development that could adversely affect our operating results if not offset by corresponding revenue increases. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, it is difficult to estimate when, if ever, we will receive significant revenues from these investments.

We may misjudge when software sales will be realized, which may materially reduce our revenue and cash flow and adversely affect our business.

Software license revenues in any quarter depend substantially upon contracts signed and the related shipment of software in that quarter. Because of the timing of our sales, we typically recognize the substantial majority of our software license revenues in the last weeks or days of the quarter. In addition, it is difficult to forecast the timing of large individual software license sales with a high degree of certainty due to the extended length of the sales cycle and the generally more complex contractual terms that may be associated with such licenses that could result in the deferral of some or all of the revenue to future periods. Our customers and potential customers, especially for large individual software license sales, are increasingly requiring that their senior executives, board of directors and significant equity investors approve such purchases without the benefit of the direct input from our sales representatives. As a result, we may have less visibility into the progression of the selection and approval process throughout our sales cycles, which in turn makes it more difficult to predict the quarter in which individual sales will occur, especially in large sales opportunities.

We are also at risk of having pending transactions abruptly terminated if the boards of directors or executive management of our customers decide to withdraw funding from information technology projects as a result of a deep or prolonged global economic downturn and credit crisis. If this type of behavior becomes commonplace among existing or potential customers then we may face a significant reduction in new software sales. We have seen an increasing number of our prospects indicate to us that they can sign agreements prior to the end of our quarter, when in fact their approval process precludes them from being able to complete the transaction until after the end of our quarter. In addition, because of the current economic downturn, we may need to increase our use of alternate licensing models that reduce the amount of software revenue we recognize upon shipment of our software.

Each of these circumstances adds to the difficulty of accurately forecasting the timing of deals. We expect to experience continued difficulty in accurately forecasting the timing of deals. If we receive any significant cancellation or deferral of customer orders, or if we are unable to conclude license negotiations by the end of a fiscal quarter, our quarterly operating results will be lower than anticipated.

In addition to the above, we may be unable to recognize revenues associated with certain projects assumed in the acquisition of i2 in accordance with our expectations. i2 historically recognized a significant portion of revenues from sales of software solutions and development projects over time using the percentage of completion method of contract accounting. Failure to complete project phases in accordance with the overall project plan can create variability in our expected revenue streams if we are not able to recognize revenues related to particular projects because of delays in development.

We may face liability if our products are defective or if we make errors implementing our products.

Our software products are highly complex and sophisticated. As a result, they could contain design defects, software errors or security problems that are difficult to detect and correct. In particular, it is common for complex software programs such as ours to contain undetected errors, particularly in early versions of our products. Errors are discovered only after the product has been implemented and used over time with different computer systems and in a variety of applications and environments. Despite extensive testing, we have in the past discovered certain defects or errors in our products or custom configurations only after our software products have been used by many clients.

In addition, implementation of our products may involve customer-specific configuration by third parties or us, and may involve integration with systems developed by third parties. Our clients may occasionally experience difficulties integrating our products with other hardware or software in their particular environment that are unrelated to defects in our products. Such defects, errors or difficulties may cause future delays in product introductions, result in increased costs and diversion of development resources, require design modifications or impair customer satisfaction with our products. If clients experience significant problems with implementation of our products or are otherwise dissatisfied with their functionality or performance, or if our products fail to achieve market acceptance for any reason, our market reputation could suffer, and we could be subject to claims for significant damages. There can be no assurances that the contractual provisions in our customer agreements that limit our liability and exclude consequential damages will be enforced. Any such damages claim could impair our market reputation and could have a material adverse affect on our business, operating results and financial condition.

We may have difficulty implementing our software products, which would harm our business and relations with customers.

Our software products are complex and perform or directly affect mission-critical functions across many different functional and geographic areas of the enterprise. Consequently, implementation of our software products can be a lengthy process, and commitment of resources by our clients is subject to a number of significant risks over which we have little or no control. The implementation time for certain of our applications can be longer and more complicated than our other applications as they typically:

•	involve more significant integration efforts in order to complete implementation;

•	require the execution of implementation procedures in multiple layers of software;

•	offer a customer more deployment options and other configuration choices;

•	require more training; and

•	may involve third party integrators to change business processes concurrent with the implementation of the software.

Delays in the implementations of any of our software products, whether by our business partners or by us, may result in client dissatisfaction, disputes with our customers, or damage to our reputation or cancellation of larger projects. With the i2 acquisition, we have increased the number of large, complex projects with global tier one customers. Cancellation of a large, global implementation project could have a material adverse affect on our operating results.

Our operating results may be adversely affected as a result of our failure to meet contractual obligations under fixed-price contracts within our estimated cost structure.

A portion of our consulting services revenues are derived under fixed price arrangements that require us to provide identified deliverables for a fixed fee. With the acquisition of i2, the percentage of consulting services revenues derived under fixed price arrangements may increase. Our failure to meet our contractual obligations under fixed price contracts within our estimated cost structure may result in our having to record the cost related to the performance of services in the period that the services were rendered, but delay the timing of revenue recognition to a future period in which the obligations are met, which may cause our operating results to suffer.

Litigation Could Harm Our Business.

We may be subject to legal proceedings and claims involving customer, stockholder, consumer, competition and other issues on a global basis. As described in “Item 1, Note 8 — Legal Proceedings” in Part I and “Item 1 — Legal Proceedings” in Part II of our Form 10-Q for the quarter ended June 30, 2010, we are currently engaged in a number of legal proceedings, including litigation with Dillard’s, Oracle and a group of i2’s shareholders. These legal proceedings are subject to inherent uncertainties, and unfavorable rulings could occur and could have a material adverse effect on our business, financial position, results of operations or cash flows.

We may have difficulty developing our new managed services offering, which could reduce our future revenue growth opportunities.

We have limited experience operating our applications for our customers under our Managed Services offering, either on a hosted or remote basis. We began these services in late 2009 and through June 30, 2010 they represented a very small part of our revenues. We have hired management personnel with significant expertise in operating a managed services business and we have begun to make capital expenditures for this business. We may encounter difficulties developing our Managed Services into a mature services offering, or the rate of adoption by our customers may be slower than anticipated. If our Managed Services business does not grow or operate as expected, it could divert management resources, harm our strategy and reduce opportunities for future revenue growth.

The enforcement and protection of our intellectual property rights may be expensive and could divert our valuable resources.

We rely primarily on patent, copyright and trademark laws, as well as nondisclosure and confidentiality agreements and other methods, to protect our proprietary information, technologies and processes. Policing unauthorized use of our products and technologies is difficult and time-consuming. Unauthorized parties may try to copy or reverse engineer portions of our products, circumvent our security devices or otherwise obtain and use our intellectual property. We cannot be certain that the steps we have taken will prevent the misappropriation or unauthorized use of our proprietary information and technologies, particularly in foreign countries where the laws may not protect our proprietary intellectual property rights as fully or as readily as United States laws. We cannot be certain that the laws and policies of any country, including the United States, or the practices of any of the standards bodies, foreign or domestic, with respect to intellectual property enforcement or licensing will not be changed in a way detrimental to our licensing program or to the sale or use of our products or technology.

We may need to litigate to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of proprietary rights of others. As a result of any such litigation, we could lose our ability to enforce one or more patents or incur substantial unexpected operating costs. Any action we take to enforce our intellectual property rights could be costly and could absorb significant management time and attention, and result in counterclaims, which, in turn, could negatively impact our operating results. Our patent infringement lawsuit against Oracle, originally brought by i2 against Oracle alleging the infringement by Oracle of certain i2 patents, and Oracle’s corresponding patent infringement counterclaim against us is an example of such intellectual property litigation. In addition, failure to protect our trademark rights could impair our brand identity.

Third parties may claim we infringe their intellectual property rights, which would result in an increase in litigation and other related costs.

We periodically receive notices or claims from others that we are infringing upon their intellectual property rights, especially patent rights. We expect the number of such claims will increase as the functionality of products overlap and the volume of issued software patents continues to increase. Responding to any infringement claim, regardless of its validity, could:

•	be time-consuming, costly and/or result in litigation;

•	divert management’s time and attention from developing our business;

•	require us to pay monetary damages or involve settlement payments, either of which could be significant;

•	require us to enter into royalty and licensing agreements that we would not normally find acceptable;

•	require us to stop selling or to redesign certain of our products; or

•	require us to satisfy indemnification obligations to our customers.

If a successful claim is made against us and we fail to develop or license a substitute technology, our business, results of operations, financial condition or cash flows could be adversely affected.

If we lose access to critical third-party software or technology, our costs could increase and the introduction of new products and product enhancements could be delayed, potentially hurting our competitive position.

We license and integrate technology from third parties in certain of our software products. Our third-party licenses generally require us to pay royalties and fulfill confidentiality obligations. If we are unable to continue to license any of this third party software, or if the third party licensors do not adequately maintain or update their products, we would likely face delays in the releases of our software until equivalent technology can be identified, licensed or developed, and integrated into our software products. These delays, if they occur, could harm our business, operating results and financial condition. It is also possible that intellectual property acquired from third parties through acquisitions, mergers, licenses, or otherwise obtained may not have been adequately protected, or infringes another parties intellectual property rights.

We may face difficulties in our highly competitive markets, which may make it difficult to attract and retain clients and grow revenues.

The supply chain software market continues to consolidate and this has resulted in larger, new competitors with significantly greater financial and marketing resources and more numerous technical resources than we possess. This could create a significant competitive advantage for our competitors and negatively impact our business. It is difficult to estimate what long term effect these acquisitions will have on our competitive environment. We have encountered competitive situations with certain enterprise software vendors where, in order to encourage customers to purchase licenses of their specific applications and gain market share, we suspect they have also offered to license at no charge certain of their retail and/or supply chain software applications that compete with our solutions. If large competitors such as Oracle, SAP AG and other large private companies are willing to license their retail, supply chain and/or other applications at no charge, it may result in a more difficult competitive environment for our products. We cannot guarantee that we will be able to compete successfully for customers or acquisition targets against our current or future competitors, or that competition will not have a material adverse effect on our business, operating results and financial condition.

We encounter competitive products from a different set of vendors in many of our primary product categories. We believe that while our markets are subject to intense competition, the number of competitors in many of our application markets has decreased over the past five years. We believe the principal competitive factors in our markets are feature and functionality, the depth of planning and optimization provided and available deployment models. We compete on the basis of the reputation of our products, the performance and scalability of our products, the quality of our customer base, our ability to implement, our retail and supply chain industry expertise, our lower total cost of ownership, technology platform and quality of customer support across multiple regions for global customers.

The competitive markets in which we compete could put pressure on us to reduce our prices. If our competitors offer deep discounts on certain products, we may need to lower prices or offer other favorable terms in order to compete successfully. Any such changes would likely reduce margins and would adversely affect our operating results. Our software license updates and product support fees are generally priced as a percentage of our new license fees. Our competitors may offer a lower percentage pricing on product updates and support, which could put pressure on us to further discount our new license prices. Any broadly-based changes to our prices and pricing policies could cause new software license and services revenues to decline or be delayed as our sales force implements and our customers adjust to the new pricing policies.

We have increased our off-shore resources through our Center of Excellence located in Hyderabad, India (CoE). However, our consulting services business model is currently largely based on relatively high-cost on-shore resources and, although it has started to increase, utilization of CoE consulting services resources in the Hyderabad facility has been lower than planned.

We believe the primary reason for this lower-than-expected utilization may be due to slower internal adoption of our planned mix of on-shore/off-shore services. Further, we face competition from low-cost off-shore service providers and smaller boutique consulting firms. This competition is expected to continue and our on-shore hourly rates are much higher than those offered by these competitors. As these competitors gain more experience with our products, the quality gap between our service offerings and theirs may diminish, resulting in decreased revenues and profits from our consulting practice. In addition, we face increased competition for services work from ex-employees of JDA who offer services directly or through lower cost boutique consulting firms. These competitive service providers have taken business from JDA and while some are still relatively small compared to our consulting services business, if they grow successfully, it will be largely at our expense. We continue to attempt to improve our competitive position by further developing and increasing the utilization of our own offshore consulting services group at our CoE facility in Hyderabad, and this should be enhanced by the CoE facility in Bangalore that we obtained in the i2 acquisition since it has been in operation for a longer period of time; however, we cannot guarantee these efforts will be successful or enhance our ability to compete.

There are many risks associated with international operations, which may negatively impact our overall business and profitability.

International revenues represented approximately 42% of out total revenues in first half of 2010 and 40% of our total revenues in the three years ended December 31, 2009, 2008 and 2007, or 40%, 40% and 41% on a pro forma basis, after giving effect to the acquisition of i2, and we expect to generate a significant portion of our revenues from international sales in the future.

Our international business operations are subject to risks associated with international activities, including:

•	currency fluctuations, the impact of which could significantly increase as a result of:

➢	our continuing expansion of the CoE in India; and

➢	the acquisition of i2, as the majority of i2’s international expenses, including the compensation expense of over 65% of its employees, will be denominated in currencies other than the U.S. Dollar;

•	higher operating costs due to the need to comply with local laws or regulations;

•	lower margins on consulting services;

•	competing against low-cost service providers;

•	unexpected changes in employment and other regulatory requirements;

•	tariffs and other trade barriers;

•	costs and risks of adapting our products for use in foreign countries;

•	longer payment cycles in certain countries;

•	potentially negative tax consequences;

•	difficulties in staffing and managing geographically disparate operations;

•	greater difficulty in safeguarding intellectual property, licensing and other trade restrictions;

•	ability to negotiate and have enforced favorable contract provisions;

•	repatriation of earnings;

•	the challenges of finding qualified management for our international operations;

•	general economic conditions in international markets; and

•	developing and deploying the skills required to service our broad set of product offerings across the markets we serve.

We expect that an increasing portion of our international software license, consulting services and maintenance services revenues will be denominated in foreign currencies, subjecting us to fluctuations in foreign currency exchange rates. If we expand our international operations, exposures to gains and losses on foreign currency transactions may increase. We use derivative financial instruments, primarily forward exchange contracts, to manage a majority of the foreign currency exchange exposure associated with net short-term foreign denominated assets and liabilities which exist as part of our ongoing business operations, but we do not hedge ongoing or anticipated revenues, costs and expenses, including the additional costs we expect to incur with the expansion of our CoE in India. We cannot guarantee that any currency exchange strategy would be successful in avoiding exchange-related losses.

If we experience expansion delays or difficulties with our Center of Excellence in India, we may not realize the cost savings and margin increases that we anticipated.

We are continuing the expansion of our CoE facilities located in Hyderabad and Bangalore, India. In order to take advantage of cost efficiencies associated with India’s lower wage scale, we expanded the CoE during 2008 beyond a research and development center to include consulting services, customer support and information technology resources. We believe that a properly functioning CoE will be important in achieving desired long-term operating results. Although we have not yet fully utilized certain of the service capabilities of the CoE, we believe progress is being made. We are satisfied with the progress of our product development, information technology and other administrative support functions at the CoE. We are also beginning to gain leverage from the CoE in our consulting services business, and we expect the overall share of consulting services work performed by the CoE will continue to increase. We also believe there are additional opportunities to further leverage the CoE in our customer support organization. If we encounter any delays in our efforts to increase the utilization of our services resources at the CoE it, may have an overall effect of reducing our anticipated consulting services margin increases and negatively impacting our operating results. Additional risks associated with our CoE strategy include, but are not limited to:

•	the slower-than-expected rate of internal adoption of our planned mix of on-shore/off-shore services;

•	significant expected increases in labor costs in India;

•	increased risk of associate attrition due to the improvement of the Indian economy and job market;

•	terrorist activities in the region;

•	inability to hire or retain sufficient personnel with the necessary skill sets to meet our needs;

•	economic, security and political conditions in India;

•	inadequate facilities or communications infrastructure; and

•	local law or regulatory issues.

In addition, i2 conducted a large portion of its software solutions development and services operations in Bangalore, India and the distributed nature of its development and consulting resources could create increased operational challenges and complications for us based upon the above factors.

Economic, political and market conditions can adversely affect our revenue and profitability.

Our revenue and profitability depend on the overall demand for our software and related services. Historically, events such as terrorist attacks, natural catastrophes and contagious diseases have created uncertainties in our markets and caused disruptions in our sales cycles. A regional and/or global change in the economy or financial markets, such as the current protracted global economic downturn, could result in delay or cancellation of customer purchases. A downturn in the economy may cause an increase in customer bankruptcy reorganizations, liquidations and consolidations, which may negatively impact our accounts receivables and expected future revenues from such customers. Adverse conditions in credit markets, reductions in consumer confidence and spending and the fluctuating commodities and/or fuel costs are examples of changes that have delayed or terminated certain customer purchases. A further worsening or broadening or protracted extension of these conditions would have a significant negative impact on our operating results. In addition to the potential negative impact of the economic downturn on our software sales, customers are increasingly seeking to reduce their maintenance fees or to avoid price increases. This has resulted in elevated levels of maintenance attrition in recent periods. A prolonged economic downturn may increase our attrition rates, particularly if many of our larger maintenance customers cease operations. Because maintenance is our largest source of revenue, increases in our attrition rates can have a significant adverse impact on our operating results. Weak and uncertain economic conditions could also impair our customers’ ability to pay for our products or services. Any of these factors could adversely impact our quarterly or annual operating results and our financial condition.

We may be unable to retain key personnel, which could materially impact our ability to further develop our business.

While the rate of retention of our associates is high compared to industry averages, our operations are dependent upon our ability to attract and retain highly skilled associates and the loss of certain key individuals to any of our competitors could adversely impact our business. In addition, our performance depends in large part on the continued performance of our executive officers and other key employees, particularly the performance and services of Hamish N. Brewer, our Chief Executive Officer. Following our acquisition of i2, our associates (including our associates who were former associates of i2) may experience uncertainty as a result of integration activities, which may adversely affect our ability to attract and retain key personnel. We also must continue to attract new talent and continue to properly motivate our other existing associates and keep them focused on our strategies and goals, which effort may be adversely affected as a result of the uncertainty and difficulties with integrating i2 with JDA.

We do not have in place “key person” life insurance policies on any of our employees. The loss of the services of Mr. Brewer or other key executive officers or employees without a successor in place, or any difficulties associated with a successor, could negatively affect our financial performance.

We may have difficulty integrating future acquisitions, which would reduce the anticipated benefits of these transactions.

We intend to continually seek to identify and evaluate potential acquisitions of complementary businesses, products and technologies, including those that are significant in size and scope. In pursuit of our strategy to acquire complementary products, we have completed eleven acquisitions over the past twelve years, including our acquisitions of i2 in January 2010 and Manugistics in July 2006. The risks we commonly encounter in acquisitions include:

•	if we incur significant debt to finance a future acquisition and our combined business does not perform as expected, we may have difficulty complying with debt covenants;

•	if we use our stock to make a future acquisition, it will dilute existing shareholders;

•	we may have difficulty assimilating the operations and personnel of any acquired company;

•	the challenge and additional investment involved to integrate new products and technologies into our sales and marketing process;

•	we may have difficulty effectively integrating any acquired technologies or products with our current products and technologies, particularly where such products reside on different technology platforms, or overlap with our products;

•	our ongoing business may be disrupted by transition and integration issues;

•	customer purchases and projects may become delayed until we publish a combined product roadmap, and once we do publish the roadmap it may disrupt additional purchases and projects;

•	the costs and complexity of integrating the internal information technology infrastructure of each acquired business with ours may be greater than expected and require capital investments;

•	we may not be able to retain key technical and managerial personnel from an acquired business;

•	we may be unable to achieve the financial and strategic goals for any acquired and combined businesses;

•	we may have difficulty in maintaining controls, procedures and policies during the transition and integration period following a future acquisition;

•	our relationships with partner companies or third-party providers of technology or products could be adversely affected;

•	our relationships with employees and customers could be impaired;

•	our due diligence process may fail to identify significant issues with product quality, product architecture, legal or tax contingencies, customer obligations and product development, among other things;

•	as successor we may be subject to certain liabilities of our acquisition targets;

•	we may be required to sustain significant exit or impairment charges if products acquired in business combinations are unsuccessful; and

•	adverse outcomes in legal proceedings.

Our failure to effectively integrate any future acquisition would adversely affect the benefit of such transaction, including potential synergies or sales growth opportunities, to the extent in or the time frame anticipated.

Government contracts are subject to unique costs, terms, regulations, claims and penalties that could reduce their profitability to us.

As a result of the acquisition of Manugistics, we acquired a number of contracts with the U.S. government. Government contracts entail many unique risks, including, but not limited to, the following:

•	early termination of contracts by the government;

•	costly and complex competitive bidding process;

•	required extensive use of subcontractors, whose work may be deficient or not performed in a timely manner;

•	significant penalties associated with employee misconduct in the highly regulated government marketplace;

•	changes or delays in government funding that could negatively impact contracts; and

•	onerous contractual provisions unique to the government such as “most favored customer” provisions.

These risks may make the contracts less profitable or cause them to be terminated, which would adversely affect the business.

If we do not identify, adopt and develop product architecture that is compatible with emerging industry standards, our products will be less attractive to customers.

The markets for our software products are characterized by rapid technological change, evolving industry standards, changes in customer requirements and frequent new product introductions and enhancements. We continuously evaluate new technologies and when appropriate implement into our products advanced technology such as our current JDA Enterprise Architecture platform effort. However, if we fail in our product development efforts to accurately address in a timely manner, evolving industry standards, new technology advancements or important third-party interfaces or product architectures, sales of our products and services may suffer.

Our software products can be licensed with a variety of popular industry standard platforms and are authored in various development environments using different programming languages and underlying databases and architectures. There may be future or existing platforms that achieve popularity in the marketplace that may not be compatible with our software product design. Developing and maintaining consistent software product performance across various technology platforms could place a significant strain on our resources and software product release schedules, which could adversely affect our results of operations.

We may be impacted by shifts in consumer preferences affecting the supply chain that could reduce our revenues.

We are dependent upon and derive most of our revenue from the supply chain linking manufacturers, distributors and retailers to consumers, or consumer products supply chain vertical. If a shift in spending occurs in this vertical market that results in decreased demand for the types of solutions we sell, it would be difficult to adjust our strategies and solution offerings because of our dependence on these markets. If the consumer products supply chain vertical experiences a decline in business, it could have a significant adverse impact on our business prospects, particularly if it is a prolonged decline. The current economic downturn has caused declines in certain areas of the consumer products supply chain. If economic conditions continue to deteriorate or the failure rates of customers in our target markets increase, we may experience an overall decline in sales that would adversely impact our business.

Risks Related to the Acquisition of i2

We may not realize the anticipated benefits of our acquisition of i2, including potential synergies, due to challenges associated with integrating the companies or other factors.

The success of our acquisition of i2 will depend in part on the success of our management in integrating the operations, technologies and personnel of i2 with JDA. Management’s inability to meet the challenges involved in integrating successfully the operations of JDA and i2 or otherwise to realize the anticipated benefits of the transaction could seriously harm our results of operations. In addition, the overall integration of the two companies will require substantial attention from our management, particularly in light of the geographically dispersed operations of the two companies, which could further harm our results of operations.

The challenges involved in integration include:

•	integrating the two companies’ operations, processes, people, technologies, products and services;

•	coordinating and integrating sales and marketing and research and development functions;

•	demonstrating to our clients that the acquisition will not result in adverse changes in business focus, products and service deliverables (including customer satisfaction);

•	assimilating and retaining the personnel of both companies and integrating the business cultures, operations, systems and clients of both companies; and

•	consolidating corporate and administrative infrastructures and eliminating duplicative operations and administrative functions.

We may not be able to successfully integrate the operations of i2 in a timely manner, or at all, and we may not realize the anticipated benefits of the acquisition, including potential synergies or sales or growth opportunities, to the extent or in the time frame anticipated. The anticipated benefits and synergies of the acquisition are based on assumptions and current expectations, with limited actual experience, and assume that we will successfully integrate and reallocate resources among our facilities without unanticipated costs and that our efforts will not have unforeseen or unintended consequences. In addition, our ability to realize the benefits and synergies of the business combination could be adversely impacted to the extent that JDA’s or i2’s relationships with existing or potential clients, suppliers or strategic partners is adversely affected as a consequence of the transaction, as a result of further weakening of global economic conditions, or by practical or legal constraints on its ability to combine operations. Furthermore, a portion of our ability to realize synergies and cost savings depends on our ability to continue to migrate work from certain of our on-shore facilities to our off-shore facilities.

If we are unable to successfully execute on any of our identified business opportunities or other business opportunities that we determine to pursue, we may not achieve the benefits of the acquisition and our business may be harmed.

As a result of our acquisition of i2, we have approximately 3,000 employees. In order to pursue business opportunities, we will need to continue to build our infrastructure, client initiatives and operational capabilities. Our ability to do any of these successfully could be affected by one or more of the following factors:

•	the ability of our technology and hardware, suppliers and service providers to perform as we expect;

•	our ability to execute our strategy and continue to operate a larger, more diverse business efficiently on a global basis;

•	our ability to effectively manage our third party relationships;

•	our ability to attract and retain qualified personnel;

•	our ability to effectively manage our employee costs and other expenses;

•	our ability to retain and grow revenues and profits from our clients and the current portfolio of business with each client;

•	technology and application failures and outages, security breaches or interruption of service, which could adversely affect our reputation and our relations with our clients;

•	our ability to accurately predict and respond to the rapid technological changes in our industry and the evolving service and pricing demands of the markets we serve; and

•	our ability to raise additional capital to fund our long-term growth plans.

Our failure to adequately address the above factors would have a significant impact on our ability to implement our business plan and our ability to pursue other opportunities that arise, which might negatively affect our business.

i2 has been, and we may be, subject to product quality and performance claims, which could seriously harm our business.

From time to time prior to the acquisition, customers of i2 made claims pertaining to the quality and performance of i2’s software and services, citing a variety of issues. Whether customer claims regarding the quality and performance of i2’s products and services are founded or unfounded, they may adversely impact customer demand and affect JDA’s market perception, its products and services. Any such damage to our reputation could have a material adverse effect on our business, results of operations, cash flow and financial condition.

Risks Related To Our Indebtedness and the Exchange Notes

We have a substantial amount of debt, which could impact our ability to obtain future financing or pursue our growth strategy.

After the acquisition of i2, we have $275 million of long-term debt. Cash flow from operations was $9.6 million in first half 2010 and includes the impact of i2 from the January 28, 2010 (date of acquisition) through June 30, 2010. Cash flow from operations, without the cash flow from i2, was $60.5 million in first half 2009, and $96.5 million and $47.1 million in the years ended December 31, 2009 and 2008, respectively. Our indebtedness could have significant adverse effects on our business, including the following:

•	we must use a substantial portion of our cash flow from operations to pay interest on our indebtedness, which will reduce the funds available to us for operations and other purposes;

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

•	our high level of indebtedness could place us at a competitive disadvantage compared to our competitors that may have proportionately less debt;

•	our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited;

•	our high level of indebtedness may make us more vulnerable to economic downturns and adverse developments in our business; and

•	our ability to fund a change of control offer may be limited.

The instruments governing the exchange notes contain, and the instruments governing any indebtedness we may incur in the future may contain, restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all or a portion of our outstanding indebtedness.

Payments on our indebtedness will require a significant amount of cash. Our ability to meet our cash requirements and service our debt could affect the value of the exchange notes and our ability to repay the exchange notes.

We expect to obtain the funds to pay our expenses and to pay the amounts due under the exchange notes offered herein primarily from our operations. Our ability to meet our expenses and make these payments thus depends on our future performance, which will be affected by financial, business, economic and other factors, many of which we cannot control. Our business may not generate sufficient cash flow from operations in the future and our currently anticipated growth in revenue and cash flow may not be realized, either or both of which could result in our being unable to repay indebtedness, including the exchange notes, or to fund other liquidity needs. If we do not have sufficient cash resources in the future, we may be required to refinance all or part of our then existing debt, sell assets or borrow more money. We cannot assure you that we will be able to accomplish any of these alternatives on terms acceptable to us or at all. In addition, the terms of existing or future debt agreements may restrict us from adopting any of these alternatives. Our failure to generate sufficient cash flow or to achieve any of these alternatives could materially adversely affect the value of the exchange notes and our ability to pay the amounts due under the exchange notes.

We may be able to incur substantial additional indebtedness that could further exacerbate the risks associated with our indebtedness.

We may incur substantial additional indebtedness in the future. Although the indenture governing the exchange notes will contain restrictions on our incurrence of additional debt, these restrictions are subject to a number of qualifications and exceptions, and we could incur substantial additional secured or unsecured indebtedness, which may include a credit facility which may include financial ratio requirements and covenants. If we incur additional debt, the risks related to our leverage and debt service requirements would increase.

The exchange notes and the exchange note guarantees will be structurally subordinated to indebtedness and other liabilities of our non-guarantor subsidiaries.

Our non-US subsidiaries will not guarantee the exchange notes. The exchange notes and the exchange note guarantees will be structurally subordinated to the indebtedness and other liabilities of our and i2’s non-guarantor subsidiaries, and noteholders will not have any claim as a creditor against any such non-guarantor subsidiary. In addition, subject to certain limitations, the indenture governing the exchange notes will permit our non-guarantor subsidiaries to incur additional indebtedness.

The exchange notes are not secured by our assets and secured lenders may have priority over the noteholders in a bankruptcy proceeding.

Under the indenture governing the exchange notes, we are permitted to incur liens securing certain additional indebtedness. The exchange notes will be effectively junior in right to payment to any future secured indebtedness to the extent of the collateral securing such indebtedness. If we become insolvent or are liquidated, or if payment in respect of any future secured indebtedness is accelerated, the holders of such future secured indebtedness will be entitled to exercise the remedies available to a secured lender under applicable law (in addition to any remedies that may be available under documents pertaining to such secured debt). If we are unable to pay our obligations to a senior secured lender, they could proceed against any or all of the collateral securing our indebtedness to them. In addition, a breach of the restrictions or covenants contained in any future senior secured credit facility or an acceleration by any future senior secured lenders of our obligations to them would allow such lenders to take security in all of our assets and would cause a default under the exchange notes. We may not have, or be able to obtain, sufficient funds to repay the exchange notes in full upon acceleration after we pay any senior secured lenders to the extent of their collateral.

A court could void our subsidiaries’ guarantees of the exchange notes under fraudulent transfer laws, which could limit your ability to seek repayment.

Although the guarantees provide the noteholders with a direct claim against the assets of the subsidiary guarantors, under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, or bankruptcy laws in other applicable jurisdictions, a guarantee could be voided, or claims with respect to a guarantee could be subordinated to all other debts of that guarantor. In addition, a bankruptcy court could void (i.e., cancel) any payments by that guarantor pursuant to its guarantee and require those payments to be returned to the guarantor or to a fund for the benefit of the other creditors of the guarantor. The bankruptcy court might take these actions if it found, among other things, that when a subsidiary guarantor executed its guarantee (or, in some jurisdictions, when it became obligated to make payments under its guarantee):

•	such subsidiary guarantor received less than reasonably equivalent value or fair consideration for the incurrence of its guarantee; and

•	such subsidiary guarantor:

➢	was (or was rendered) insolvent by the incurrence of the guarantee;

➢	was engaged or about to engage in a business or transaction for which its assets constituted unreasonably small capital to carry on its business;

➢	intended to incur, or believed that it would incur, obligations beyond its ability to pay as those obligations matured; or

➢	was a defendant in an action for money damages, or had a judgment for money damages docketed against it and, in either case, after final judgment, the judgment was unsatisfied.

A bankruptcy court would likely find that a subsidiary guarantor received less than fair consideration or reasonably equivalent value for its guarantee to the extent that it did not receive direct or indirect benefit from the issuance of the exchange notes. A bankruptcy court could also void a guarantee if it found that the subsidiary issued its guarantee with actual intent to hinder, delay, or defraud creditors.

Although courts in different jurisdictions measure solvency differently, in general, an entity would be deemed insolvent if the sum of its debts, including contingent and unliquidated debts, exceeds the fair value of its assets, or if the present fair salable value of its assets is less than the amount that would be required to pay the expected liability on its debts, including contingent and unliquidated debts, as they become due. If a court voided a guarantee, it could require that noteholders return any amounts previously paid under such guarantee. If any guarantee were voided, noteholders would retain their rights against us and any other subsidiary guarantors, although there is no assurance that those entities’ assets would be sufficient to pay the exchange notes in full.

Any future exchange note guarantees provided after the exchange notes are issued could also be avoided by a trustee in bankruptcy.

The indenture governing the exchange notes provides that certain of our future subsidiaries will guarantee the exchange notes. Any future exchange note guarantee might be avoidable by the grantor or by its trustee in bankruptcy or other third parties if certain events or circumstances exist or occur. For instance, if the entity granting the future exchange note guarantee was insolvent at the time of the grant and if such grant was made within 90 days, or in certain circumstances, a longer period, before that entity commenced a bankruptcy proceeding, and the granting of the future exchange note guarantee enabled the noteholders to receive more than they would if the grantor were liquidated under Chapter 7 of the U.S. Bankruptcy Code, then such exchange note guarantee could be avoided as a preferential transfer.

We may not be able to fulfill our repurchase obligations with respect to the exchange notes upon a change of control or an asset sale.

If we experience certain change of control events, we are required by the indenture governing the exchange notes to offer to repurchase all outstanding exchange notes at a repurchase price equal to 101% of the principal amount of exchange notes repurchased, plus accrued and unpaid interest and additional interest, if any, to the applicable repurchase date. In addition, under certain circumstances, if we sell assets and fail to apply the net proceeds therefrom as provided in the indenture, we must offer to repurchase the exchange notes at a repurchase price equal to 100% of the principal amount of the exchange notes repurchased, plus accrued and unpaid interest and additional interest, if any, to the applicable repurchase date. If a change of control event or an asset sale were to occur, we cannot assure you that we would have sufficient funds to repay any exchange notes that they would be required to offer to purchase or that would become immediately due and payable as a result of such change of control event or asset sale. We may require additional financing from third parties to fund any such repurchases, and we cannot assure you that we would be able to obtain additional financing on satisfactory terms or at all. Our failure to repay noteholders who tender exchange notes for repurchase following a change of control event could result in an event of default under the indenture governing the exchange notes. Any future indebtedness to which we become a party may also prohibit us from purchasing exchange notes. If a change of control event or an asset sale occurs at a time when we are prohibited from purchasing exchange notes, we may have to either seek the consent of the applicable lenders to the purchase of exchange notes or attempt to refinance the borrowings that contain such prohibition. Our failure to obtain such a consent or to refinance such borrowings may preclude us from purchasing tendered exchange notes and trigger an event of default under the indenture governing the exchange notes, which may, in turn, constitute a default under other indebtedness.

Noteholders may not be able to determine when a change of control giving rise to mandatory repurchase rights has occurred following a sale of “substantially all” of our assets and our restricted subsidiaries’ assets.

The definition of change of control in the indenture governing the exchange notes includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of “all or substantially all” of our assets and our restricted subsidiaries’ assets. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a noteholder to require us to repurchase exchange notes as a result of a sale, transfer, conveyance or other disposition of less than all of our assets and our restricted subsidiaries’ assets to another individual, group or entity may be uncertain.

The trading prices for the exchange notes will be directly affected by many factors, including our credit rating.

Credit rating agencies continually revise their ratings for companies they follow, including us. Any ratings downgrade could adversely affect the trading price of the exchange notes, or the trading market for the exchange notes, to the extent a trading market for the exchange notes develops. The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future and any fluctuation may impact the trading price of the exchange notes.

There is no public market for the exchange notes and we do not know if a market will ever develop or, if a market does develop, whether it will be sustained.

The exchange notes are a new issue of securities and there is no existing trading market for the exchange notes. Accordingly, we cannot assure you that a liquid market will develop or continue for the exchange notes or that you will be able to sell your exchange notes at a particular time or at the price that you desire. We do not intend to apply for listing or quotation of the exchange notes on any securities exchange or stock market. The liquidity of any market for the exchange notes will depend on a number of factors, including:

•	our operating performance and financial condition;

•	our ability to complete the offer to exchange the old notes for the exchange notes;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the exchange notes; and

•	prevailing interest rates.

The trading price of the exchange notes may be volatile.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. We cannot assure you that any such disruptions may not adversely affect the prices at which you may sell your exchange notes. The exchange notes may trade at a discount from the initial offering price of the exchange notes, depending upon prevailing interest rates, the market for similar exchange notes, our performance and other factors.

Risks Related to Retention of the Old Notes

If you do not exchange your old notes, your old notes will continue to be subject to the existing transfer restrictions and you may be unable to sell your old notes.

We will only issue exchange notes in exchange for old notes that are validly tendered in accordance with the procedures set forth in this prospectus. Therefore, you should carefully follow the instructions on how to tender your old notes. See “The Exchange Offer—Procedures for Tendering Old Notes.” We did not register the old notes under the Securities Act, nor do we intend to do so following the exchange offer. If you do not exchange your old notes in the exchange offer, or if your old notes are not accepted for exchange, then, after we consummate the exchange offer, you may continue to hold old notes that are subject to the existing transfer restrictions and may be transferred only in limited circumstances under the securities laws. If you do not exchange your old notes, you will lose your right to have your old notes registered under the federal securities laws, except in limited circumstances. As a result, you will not be able to offer or sell old notes except in reliance on an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

Because we anticipate that most holders of old notes will elect to exchange their old notes, we expect that the liquidity of the trading market for any old notes remaining after the completion of the exchange offer will be substantially reduced. Any old notes tendered and exchanged in the exchange offer will reduce the aggregate number of old notes outstanding. Accordingly, the liquidity of the market for any old notes could be adversely affected and you may be unable to sell them.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offer. In consideration for issuing the exchange notes, we will receive in exchange old notes in like principal amount. The form and terms of the exchange notes are identical in all material respects to the form and terms of the old notes, except that the transfer restrictions, registration rights and rights to special interest applicable to the old notes do not apply to the exchange notes. The old notes surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the exchange notes will not result in any increase in our outstanding debt.

On December 10, 2009, we issued and sold the old notes. The net proceeds from the sale of the old notes, together with our cash on hand and the cash on hand at i2 Technologies, Inc., were used to pay the cash portion of the consideration of our acquisition of i2 Technologies, Inc. on January 28, 2010.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

The exchange offer is designed to provide holders of old notes with an opportunity to acquire exchange notes which, unlike the old notes, will be freely transferable at all times, subject to any restrictions on transfer imposed by state “blue sky” laws and provided that the holder is not our affiliate within the meaning of the Securities Act and represents that the exchange notes are being acquired in the ordinary course of the holder’s business and the holder is not engaged in, and does not intend to engage in, a distribution of the exchange notes.

The old notes were originally issued and sold on December 10, 2009, the issue date, to the initial purchasers, pursuant to the purchase agreement dated December 10, 2009. The old notes were issued and sold in a transaction not registered under the Securities Act in reliance upon the exemption provided by Section 4(2) of the Securities Act. The concurrent resale of the old notes by the initial purchasers to investors was done in reliance upon the exemptions provided by Rule 144A and Regulation S promulgated under the Securities Act. The old notes may not be reoffered, resold or transferred other than (i) to us or our subsidiaries, (ii) to a qualified institutional buyer in compliance with Rule 144A promulgated under the Securities Act, (iii) outside the United States to a non-U.S. person within the meaning of Regulation S under the Securities Act, (iv) pursuant to the exemption from registration provided by Rule 144 promulgated under the Securities Act (if available) or (v) pursuant to an effective registration statement under the Securities Act.

In connection with the original issuance and sale of the old notes, we entered into a registration rights agreement, pursuant to which we agreed to file with the SEC a registration statement covering the exchange by us of the exchange notes for the old notes, or the exchange offer. The registration rights agreement provides that we will file with the SEC an exchange offer registration statement on an appropriate form under the Securities Act and offer to holders of old notes who are able to make certain representations the opportunity to exchange their old notes for exchange notes.

Under existing interpretations by the Staff of the SEC as set forth in no-action letters issued to third parties in other transactions, the exchange notes would, in general, be freely transferable after the exchange offer without further registration under the Securities Act; provided, however, that in the case of broker-dealers participating in the exchange offer, a prospectus meeting the requirements of the Securities Act must be delivered by such broker-dealers in connection with resales of the exchange notes. We have agreed to furnish a prospectus meeting the requirements of the Securities Act to any such broker-dealer for use in connection with any resale of any exchange notes acquired in the exchange offer. A broker-dealer that delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act and will be bound by the provisions of the registration rights agreement (including certain indemnification rights and obligations).

Each holder of old notes that exchanges such old notes for exchange notes in the exchange offer will be deemed to have made certain representations, including representations that (i) any exchange notes to be received by it will be acquired in the ordinary course of its business, (ii) it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of exchange notes and (iii) it is not our affiliate as defined in Rule 405 under the Securities Act, or if it is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

If the holder is not a broker-dealer, it will be required to represent that it is not engaged in, and does not intend to engage in, the distribution of exchange notes. If the holder is a broker-dealer that will receive exchange notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date. Subject to the minimum denomination requirements of the exchange notes, the exchange notes are being offered in exchange for a like principal amount of old notes. Old notes may be exchanged only in denominations of $2,000 and integral multiples of $1,000. Holders may tender all, some or none of their old notes pursuant to the exchange offer.

The form and terms of the exchange notes will be identical in all material respects to the form and terms of the old notes except that (i) the exchange notes will be registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof and (ii) holders of the exchange notes will not be entitled to certain rights of holders of old notes under and related to the registration rights agreement. The exchange notes will evidence the same debt as the old notes and will be entitled to the benefits of the indenture. The exchange notes will be treated as a single class under the indenture with any old notes that remain outstanding. The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange.

Expiration Date; Extensions; Termination; Amendments

The exchange offer will expire at 5:00 p.m., New York City time, on December 7, 2010 (21 business days following the date notice of the exchange offer was mailed to the holders). We reserve the right to extend the exchange offer at our discretion, in which event the term “expiration date” shall mean the time and date on which the exchange offer as so extended shall expire. Any such extension will be communicated to the exchange agent either orally or in writing and will be followed promptly by a press release or other permitted means which will be made no later than 9:00 a.m., New York City time, on the business day immediately following the previously scheduled expiration date.

We reserve the right to extend or terminate the exchange offer and not accept for exchange any old notes if any of the events set forth below under “— Conditions to the Exchange Offer” occur, and are not waived by us, by giving oral or written notice of such delay or termination to the exchange agent. See “— Conditions to the Exchange Offer.”

We also reserve the right to amend the terms of the exchange offer in any manner, provided, however, that if we amend the exchange offer in a manner that we determine constitutes a material or significant change, we will extend the exchange offer so that it remains open for a period of five to ten business days after such amendment is communicated to holders, depending upon the significance of the amendment.

Without limiting the manner in which we may choose to make a public announcement of any extension, termination or amendment of the exchange offer, we will comply with applicable securities laws by disclosing any such amendment by means of a prospectus supplement that we distribute to holders of the old notes. We will have no other obligation to publish, advertise or otherwise communicate any such public announcement other than by making a timely release through any appropriate news agency.

Procedures for Tendering Old Notes

Since the old notes are represented by global book-entry notes, DTC, as depositary, or its nominee is treated as the registered holder of the old notes and will be the only entity that can tender your old notes for exchange notes. Therefore, to tender old notes subject to this exchange offer and to obtain exchange notes, you must instruct the institution where you keep your old notes to tender your old notes on your behalf so that they are received prior to the expiration of this exchange offer.

The letter of transmittal that accompanies this prospectus may be used by you to give such instructions.

YOU SHOULD CONSULT YOUR ACCOUNT REPRESENTATIVE AT THE BROKER OR BANK WHERE YOU KEEP YOUR OLD NOTES TO DETERMINE THE PREFERRED PROCEDURE.

IF YOU WISH TO ACCEPT THIS EXCHANGE OFFER, PLEASE INSTRUCT YOUR BROKER OR ACCOUNT REPRESENTATIVE IN TIME FOR YOUR OLD NOTES TO BE TENDERED BEFORE THE 5:00 P.M. (NEW YORK CITY TIME) DEADLINE ON DECEMBER 7, 2010.

You may tender all, some or none of your old notes in this exchange offer. However, your old notes may be tendered only in integral multiples of $1,000.

When you tender your old notes and we accept them, the tender will be a binding agreement between you and us in accordance with the terms and conditions in this prospectus.

We will decide all questions about the validity, form, eligibility, acceptance and withdrawal of tendered old notes, and our reasonable determination will be final and binding on you. We reserve the absolute right to:

(1)	reject any and all tenders of any particular old note not properly tendered;

(2)	refuse to accept any old note if, in our judgment or the judgment of our counsel, the acceptance would be unlawful; and

(3)	waive any defects or irregularities or conditions to the exchange offer as to any particular old notes before the expiration of the exchange offer.

Our reasonable interpretation of the terms and conditions of the exchange offer will be final and binding on all parties. You must cure any defects or irregularities in connection with tenders of old notes as we will determine. Neither we, the exchange agent nor any other person will incur any liability for failure to notify you of any defect or irregularity with respect to your tender of old notes. If we waive any terms or conditions pursuant to (3) above with respect to a note holder, we will extend the same waiver to all note holders with respect to that term or condition being waived.

Deemed Representations

To participate in the exchange offer, we require that you represent to us that:

(i)	you or any other person acquiring exchange notes in exchange for your old notes in the exchange offer is acquiring them in the ordinary course of business;

(ii)	neither you nor any other person acquiring exchange notes in exchange for your old notes in the exchange offer is engaging in or intends to engage in a distribution of the exchange notes within the meaning of the federal securities laws;

(iii)	neither you nor any other person acquiring exchange notes in exchange for your old notes has an arrangement or understanding with any person to participate in the distribution of exchange notes issued in the exchange offer;

(iv)	neither you nor any other person acquiring exchange notes in exchange for your old notes is our “affiliate” as defined under Rule 405 of the Securities Act; and

(v)	if you or another person acquiring exchange notes in exchange for your old notes is a broker-dealer and you acquired the old notes as a result of market-making activities or other trading activities, you acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes.

BY TENDERING YOUR OLD NOTES YOU ARE DEEMED TO HAVE MADE THESE
REPRESENTATIONS.

Broker-dealers who cannot make the representations in item (v) of the paragraph above cannot use this exchange offer prospectus in connection with resales of the exchange notes issued in the exchange offer.

If you are our “affiliate,” as defined under Rule 405 of the Securities Act, if you are a broker-dealer who acquired your old notes in the initial offering and not as a result of market-making or trading activities, or if you are engaged in or intend to engage in or have an arrangement or understanding with any person to participate in a distribution of exchange notes acquired in the exchange offer, you or that person:

(i)	may not rely on the applicable interpretations of the Staff of the SEC and therefore may not participate in the exchange offer; and

(ii)	must comply with the registration and prospectus delivery requirements of the Securities Act or an exemption therefrom when reselling the old notes.

Procedures for Brokers and Custodian Banks; DTC ATOP Account

In order to accept this exchange offer on behalf of a holder of old notes you must submit or cause your DTC participant to submit an Agent’s Message as described below.

The exchange agent, on our behalf, will seek to establish an Automated Tender Offer Program, or ATOP, account with respect to the old notes at DTC promptly after the delivery of this prospectus. Any financial institution that is a DTC participant, including your broker or bank, may make book-entry tender of old notes by causing the book-entry transfer of such old notes into our ATOP account in accordance with DTC’s procedures for such transfers. Concurrently with the delivery of old notes, an Agent’s Message in connection with such book-entry transfer must be transmitted by DTC to, and received by, the exchange agent prior to 5:00 p.m., New York City time, on the expiration date, or the guaranteed delivery procedures described below must be complied with. The confirmation of a book-entry transfer into the ATOP account as described above is referred to herein as a “Book-Entry Confirmation.”

The term “Agent’s Message” means a message transmitted by the DTC participants to DTC, and thereafter transmitted by DTC to the exchange agent, forming a part of the Book-Entry Confirmation which states that DTC has received an express acknowledgment from the participant in DTC described in such Agent’s Message stating that such participant and beneficial holder agree to be bound by the terms of this exchange offer.

Each Agent’s Message must include the following information:

(i)	Name of the beneficial owner tendering such old notes;

(ii)	Account number of the beneficial owner tendering such old notes;

(iii)	Principal amount of old notes tendered by such beneficial owner; and

(iv)	A confirmation that the beneficial holder of the old notes tendered has made the representations for the benefit of us set forth under “—Deemed Representations” above.

BY SENDING AN AGENT’S MESSAGE THE DTC PARTICIPANT IS DEEMED TO HAVE CERTIFIED THAT THE BENEFICIAL HOLDER FOR WHOM OLD NOTES ARE BEING TENDERED HAS BEEN PROVIDED WITH A COPY OF THIS PROSPECTUS.

The delivery of old notes through DTC, and any transmission of an Agent’s Message through ATOP, is at the election and risk of the person tendering old notes. We will ask the exchange agent to instruct DTC to return those old notes, if any, that were tendered through ATOP but were not accepted by us, to the DTC participant that tendered such old notes on behalf of holders of the old notes.

Guaranteed Delivery Procedures

If your certificates for old notes are not lost but are not immediately available or you cannot deliver your certificates and any other required documents to the exchange agent at or prior to 5:00 p.m., New York City time, on the expiration date, or you cannot complete the procedures for book-entry transfer at or prior to 5:00 p.m., New York City time, on the expiration date, you may nevertheless effect a tender of your original notes if:

(i)	the tender is made through an eligible institution;

(ii)	prior to the expiration date of the exchange offer, the exchange agent receives by facsimile transmission, mail or hand delivery from such eligible institution a validly completed and duly executed notice of guaranteed delivery, substantially in the form provided with this prospectus, or an agent’s message with respect to guaranteed delivery which (1) sets forth your name and address and the amount of your original notes tendered, (2) states that the tender is being made thereby; and (3) guarantees that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered original notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

(iii)	the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Acceptance of Old Notes for Exchange; Delivery of Exchange Notes

We will accept validly tendered old notes when the conditions to the exchange offer have been satisfied or we have waived them. We will have accepted your validly tendered old notes when we have given oral or written notice to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If we do not accept any old notes tendered for exchange by book-entry transfer because of an invalid tender or other valid reason, we will credit the old notes to an account maintained with DTC promptly after the exchange offer terminates or expires.

THE AGENT’S MESSAGE MUST BE TRANSMITTED TO THE EXCHANGE AGENT BEFORE 5:00 PM, NEW YORK CITY TIME, ON THE EXPIRATION DATE.

Withdrawal Rights

You may withdraw your tender of old notes at any time before 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, you should contact your bank or broker where your old notes are held and have them send an ATOP notice of withdrawal so that it is received by the exchange agent before 5:00 p.m., New York City time, on the expiration date. Such notice of withdrawal must:

(1)	specify the name of the person that tendered the old notes to be withdrawn;

(2)	identify the old notes to be withdrawn, including the CUSIP number and principal amount at maturity of the old notes; and

(3)	specify the name and number of an account at DTC to which your withdrawn old notes can be credited.

We will decide all questions as to the validity, form and eligibility (including time of receipt) of the notices and our reasonable determination will be final and binding on all parties. Any tendered old notes that you withdraw will not be considered to have been validly tendered. We will return any old notes that have been tendered but not exchanged, or credit them to the DTC account, promptly after withdrawal, rejection of tender, or termination of the exchange offer. You may re-tender properly withdrawn old notes by following one of the procedures described above prior to the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provisions of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any old notes and may terminate the exchange offer (whether or not any old notes have been accepted for exchange) or amend the exchange offer, if any of the following conditions has occurred or exists or has not been satisfied, or has not been waived by us in our sole reasonable discretion, prior to the expiration date:

•	there is threatened, instituted or pending any action or proceeding before, or any injunction, order or decree issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission:

(1)	seeking to restrain or prohibit the making or completion of the exchange offer or any other transaction contemplated by the exchange offer, or assessing or seeking any damages as a result of this transaction; or

(2)	resulting in a material delay in our ability to accept for exchange or exchange some or all of the old notes in the exchange offer; or

(3)	any statute, rule, regulation, order or injunction has been sought, proposed, introduced, enacted, promulgated or deemed applicable to the exchange offer or any of the transactions contemplated by the exchange offer by any governmental authority, domestic or foreign; or

•	any action has been taken, proposed or threatened, by any governmental authority, domestic or foreign, that, in our sole reasonable judgment, would directly or indirectly result in any of the consequences referred to in clauses (1), (2) or (3) above or, in our sole reasonable judgment, would result in the holders of exchange notes having obligations with respect to resales and transfers of exchange notes which are greater than those described in the interpretation of the SEC referred to above, or would otherwise make it inadvisable to proceed with the exchange offer; or

the following has occurred:

(1)	any general suspension of or general limitation on prices for, or trading in, securities on any national securities exchange or in the over-the-counter market; or

(2)	any limitation by a governmental authority which adversely affects our ability to complete the transactions contemplated by the exchange offer; or

(3)	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation by any governmental agency or authority which adversely affects the extension of credit; or

(4)	a commencement of a war, armed hostilities or other similar international calamity directly or indirectly involving the United States, or, in the case of any of the preceding events existing at the time of the commencement of the exchange offer, a material acceleration or worsening of these calamities; or

•	any change, or any development involving a prospective change, has occurred or been threatened in our business, financial condition, operations or prospects and those of our subsidiaries taken as a whole that is or may be adverse to us, or we have become aware of facts that have or may have an adverse impact on the value of the old notes or the exchange notes, which in our sole reasonable judgment in any case makes it inadvisable to proceed with the exchange offer and/or with such acceptance for exchange or with such exchange; or

•	there shall occur a change in the current interpretation by the Staff of the SEC which permits the exchange notes issued pursuant to the exchange offer in exchange for old notes to be offered for resale, resold and otherwise transferred by holders thereof (other than broker-dealers and any such holder which is our affiliate within the meaning of Rule 405 promulgated under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such exchange notes are acquired in the ordinary course of such holders’ business and such holders have no arrangement or understanding with any person to participate in the distribution of such exchange notes; or

•	any law, statute, rule or regulation shall have been adopted or enacted which, in our reasonable judgment, would impair our ability to proceed with the exchange offer; or

•	a stop order shall have been issued by the SEC or any state securities authority suspending the effectiveness of the registration statement, or proceedings shall have been initiated or, to our knowledge, threatened for that purpose, or any governmental approval has not been obtained, which approval we shall, in our sole reasonable discretion, deem necessary for the consummation of the exchange offer as contemplated hereby; or

•	we have received an opinion of counsel experienced in such matters to the effect that there exists any actual or threatened legal impediment (including a default or prospective default under an agreement, indenture or other instrument or obligation to which we are a party or by which we are bound) to the consummation of the transactions contemplated by the exchange offer.

If we determine in our sole reasonable discretion that any of the foregoing events or conditions has occurred or exists or has not been satisfied, we may, subject to applicable law, terminate the exchange offer (whether or not any old notes have been accepted for exchange) or waive any such condition or otherwise amend the terms of the exchange offer in any respect. If such waiver or amendment constitutes a material change to the exchange offer, we will promptly disclose such waiver or amendment by means of a prospectus supplement that will be distributed to the registered holders of the old notes and will extend the exchange offer to the extent required by Rule 14e-1 promulgated under the Exchange Act.

These conditions are for our sole benefit and we may assert them regardless of the circumstances giving rise to any of these conditions, or we may waive them, in whole or in part, in our sole reasonable discretion, provided that we will not waive any condition with respect to an individual holder of old notes unless we waive that condition for all such holders. Any reasonable determination made by us concerning an event, development or circumstance described or referred to above will be final and binding on all parties.

Exchange Agent

We have appointed U.S. Bank National Association as the exchange agent for the exchange offer. You should direct requests for assistance and requests for additional copies of this prospectus or of the blue-colored letter of transmittal to the exchange agent at U.S. Bank National Association, Attn: Specialized Finance, 60 Livingston Avenue, EP-MN-WS2N, St. Paul, MN 55107, telephone: (800) 934-6802, facsimile: (651) 495-8158.

Fees and Expenses

We have not retained any dealer-manager or similar agent in connection with the exchange offer. We will not make any payment to brokers, dealers or others for soliciting acceptances of the exchange offer. However, we will pay the reasonable and customary fees and reasonable out-of-pocket expenses to the exchange agent in connection therewith. We will also pay the cash expenses to be incurred in connection with the exchange offer, including accounting, legal, printing, and related fees and expenses.

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the old notes, as reflected in our accounting records on the date of exchange. Accordingly, we will recognize no gain or loss for accounting purposes upon the closing of the exchange offer. The expenses of the exchange offer will be expensed as incurred.

Consequences of Failure to Exchange

Upon consummation of the exchange offer, certain rights under and related to the registration rights agreement, including registration rights and the right to receive the contingent increases in the interest rate, will terminate. The old notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities within the meaning of Rule 144 promulgated under the Securities Act. Accordingly, such old notes may be resold only (i) to us or our subsidiaries, (ii) to a qualified institutional buyer in compliance with Rule 144A promulgated under the Securities Act, (iii) outside the United States to a non-U.S. person within the meaning of Regulation S under the Securities Act, (iv) pursuant to the exemption from registration provided by Rule 144 promulgated under the Securities Act (if available) or (v) pursuant to an effective registration statement under the Securities Act. The liquidity of the old notes could be adversely affected by the exchange offer.

DESCRIPTION OF THE EXCHANGE NOTES

General

In this description, references to the “notes” are to the exchange notes, unless the context otherwise requires. You can find the definitions of other terms used in this description under the subheading “Certain Definitions”. In this description, the word “JDA” refers only to JDA Software Group, Inc., a Delaware corporation, and not to any of its Subsidiaries.

We issued the old notes and will issue the exchange notes pursuant to an indenture dated as of December 10, 2009, as modified by a supplemental indenture dated as of January 28, 2010 (together, the “indenture”), among JDA, the Guarantors and U.S. Bank National Association, as trustee (the “trustee”). The form and terms of the old notes and the exchange notes are identical in all material respects except that the exchange notes will have been registered under the Securities Act. See “The Exchange Offer — Purpose of the Exchange Offer” and “The Exchange Offer — Terms of the Exchange Offer.” The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. Certain defined terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the indenture.

The registered holder of a note will be treated as its owner of for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Note Guarantees

The Notes

The notes:

•	will be general unsecured obligations of JDA;

•	will be pari passu in right of payment with all existing and future unsecured senior indebtedness of JDA;

•	will be senior in right of payment to any future subordinated indebtedness of JDA;

•	will be effectively subordinated to all secured indebtedness of JDA to the extent of the value of the assets securing that indebtedness; and

•	will be unconditionally guaranteed by the Guarantors.

The Note Guarantees

The notes will be guaranteed by all of JDA’s Domestic Subsidiaries that are not Immaterial Subsidiaries.

Each Note Guarantee:

•	will be a general unsecured obligation of that Guarantor;

•	will be pari passu in right of payment with all existing and future unsecured senior indebtedness of that Guarantor;

•	will be senior in right of payment with any future subordinated indebtedness of that Guarantor; and

•	will be effectively subordinated to all secured indebtedness of that Guarantor to the extent of the value of the assets securing that indebtedness.

Not all of JDA’s Subsidiaries will guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to JDA. See “Risk Factors — Risks Related to Our Indebtedness and the Exchange Notes — The Exchange Notes and the Note Guarantees will be Structurally Subordinated to Indebtedness and Other liabilities of our Non-Guarantor Subsidiaries”.

Principal, Maturity and Interest

The notes will mature on December 15, 2014 and will bear interest at 8.00% per annum and have an initial aggregate principal amount of $275 million. JDA may issue additional notes under the indenture from time to time after this offering. Any offering of such additional notes is subject to the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. JDA will issue notes only in denominations of $2,000 and integral multiples of $1,000.

Interest on the notes will accrue at the rate of 8.00% per annum and will be payable semi-annually in arrears on June 15 and December 15, commencing on December 15, 2010. Interest on overdue principal and interest will accrue at the then applicable interest rate on the notes. JDA will make each interest payment to the trustee (for the benefit of the Holders of record on the immediately preceding June 1 and December 1). Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

The old notes, the exchange notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

Methods of Receiving Payments on the Notes

If a holder of notes has given wire transfer instructions to JDA, JDA will pay or cause to be paid all principal of, premium on, if any, and interest on, that holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless JDA elects to make interest payments by check mailed to the holders of notes at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. JDA may change the paying agent or registrar without prior notice to the holders of the notes, and JDA or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. JDA will not be required to transfer or exchange any note selected for redemption. Also, JDA will not be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Note Guarantees

The notes will be guaranteed by each of JDA’s current and future Domestic Subsidiaries that are not Immaterial Subsidiaries. The Note Guarantees will be joint and several obligations of the Guarantors.

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than JDA or another Guarantor, unless:

(1)	immediately after giving effect to such transaction, no Default or Event of Default exists; and

(2)	either:

(a)	the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger, if other than the Guarantor, assumes all the obligations of that Guarantor under its Note Guarantee, the indenture, and pursuant to a supplemental indenture in form and substance reasonably satisfactory to the trustee; or

(b)	the Net Proceeds of such sale or other disposition are applied, to the extent such sale or disposition constitutes an Asset Sale, in accordance with the covenant described below under the caption entitled “Repurchase at the Option of Holders — Asset Sales”.

The Note Guarantee of a Guarantor will be released:

(1)	in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor, by way of merger, consolidation or otherwise, to a Person that is not (either before or after giving effect to such transaction) JDA or a Restricted Subsidiary of JDA, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(2)	in connection with any sale or other disposition of Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) JDA or a Restricted Subsidiary of JDA, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(3)	if JDA designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary and, to the extent such covenant is then applicable, such designation complies with the covenant described below under the caption entitled “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries”; or

(4)	upon legal defeasance, covenant defeasance or satisfaction and discharge of the indenture as provided below under the captions “— Legal Defeasance and Covenant Defeasance” and “— Satisfaction and Discharge”.

Optional Redemption

At any time prior to December 15, 2012, JDA may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 108.0% of the principal amount of the notes redeemed, plus accrued and unpaid interest, to the date of redemption (subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date), with the net cash proceeds of an Equity Offering by JDA; provided that:

(1)	at least 65% of the aggregate principal amount of notes originally issued under the indenture (excluding notes held by JDA and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2)	the redemption occurs within 90 days of the date of the closing of such Equity Offering.

At any time prior to December 15, 2012, JDA may on any one or more occasions redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the notes redeemed, plus the Applicable Premium as of, and accrued and unpaid interest, to the date of redemption, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

Except pursuant to the preceding paragraphs, the notes will not be redeemable at JDA’s option prior to December 15, 2012.

On or after December 15, 2012, JDA may on any one or more occasions redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest on the notes redeemed, to the applicable date of redemption, if redeemed during the twelve-month period beginning on December 15 of the years indicated below, subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage

2012	104.0%
2013	100.0%

Unless JDA defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require JDA to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, JDA will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest on the notes repurchased to the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, JDA will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 10 business days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice.

On the Change of Control Payment Date, JDA will, to the extent lawful:

(1)	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3)	deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by JDA.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new notes shall be in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. JDA will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require JDA to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that JDA repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

JDA will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by JDA and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “— Optional Redemption”, unless and until there is a default in payment of the applicable redemption price. Notwithstanding anything to the contrary contained herein, a Change of Control Offer may be made in advance of a Change of Control, conditioned upon the consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of JDA and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require JDA to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of JDA and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

JDA will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	JDA (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value (measured as of the date of the definitive agreement with respect to such Asset Sale) of the assets or Equity Interests issued or sold or otherwise disposed of; provided that consideration received from an insurer or a governmental authority in the event of loss, damage, destruction or condemnation shall not be subject to the requirements set forth in this clause (1); and

(2)	at least 75% of the consideration received in the Asset Sale by JDA or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a)	any liabilities of JDA or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Note Guarantee) that are assumed by the transferee of any such assets;

(b)	any securities, notes or other obligations received by JDA or any such Restricted Subsidiary from such transferee that are converted by JDA or such Restricted Subsidiary into Cash Equivalents within 180 days after the consummation of such Asset Sale, to the extent of the Cash Equivalents received in that conversion;

(c)	any Designated Noncash Consideration received by JDA or any Restricted Subsidiary in such Asset Sale having a Fair Market Value, taken together with all other Designated Noncash Consideration received pursuant to this clause (c) that is at the time outstanding, not to exceed $25.0 million at the time of receipt of such Designated Noncash Consideration, with the Fair Market Value of each item of Designated Noncash Consideration being measured at the time received without giving effect to subsequent changes in value; and

(d)	any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, JDA (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds:

(1)	to repay (a) Indebtedness and other Obligations under a Credit Facility, (b) other Indebtedness (other than Subordinated Indebtedness) of JDA or any Restricted Subsidiary that is secured by a Lien permitted by the definition of “Permitted Liens”, (c) Indebtedness of a Restricted Subsidiary that is not a Guarantor and (d) Indebtedness ranking pari passu with the notes, and, in each case, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2)	to acquire a controlling interest in another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of JDA;

(3)	to make a capital expenditure; or

(4)	to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business.

Pending the final application of any Net Proceeds, JDA (or the applicable Restricted Subsidiary) may temporarily reduce revolving credit borrowings or otherwise invest or apply the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute “Excess Proceeds”. When the aggregate amount of Excess Proceeds exceeds $25.0 million, within 30 days thereof, JDA will make an offer (an “Asset Sale Offer”) to all holders of notes and, at JDA’s option, all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase, prepay or redeem with the proceeds of sales of assets to purchase, prepay or redeem the maximum principal amount of notes and such other pari passu Indebtedness (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith) that may be purchased, prepaid or redeemed out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount, plus accrued and unpaid interest and Special Interest, if any, to the date of purchase, prepayment or redemption, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, JDA may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered in (or required to be prepaid or redeemed in connection with) such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis, based on the amounts tendered or required to be prepaid or redeemed (with such adjustments as may be deemed appropriate by JDA so that only notes in denominations of $2,000, or an integral multiple of $1,000 in excess thereof, will be purchased). Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

JDA will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to a Change of Control Offer or an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control or Asset Sale provisions of the indenture, JDA will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control or Asset Sale provisions of the indenture by virtue of such compliance.

Future agreements governing JDA’s other Indebtedness may contain prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale and including repurchases of or other prepayments in respect of the notes. The exercise by the holders of notes of their right to require JDA to repurchase the notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on JDA. In the event a Change of Control or Asset Sale occurs at a time when JDA is prohibited from purchasing notes, JDA could seek the consent of its lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If JDA does not obtain a consent or repay those borrowings, JDA will remain prohibited from purchasing notes. In that case, JDA’s failure to purchase tendered notes would constitute an Event of Default under the indenture, which could, in turn, constitute a default under the other indebtedness. Finally, JDA’s ability to pay cash to the holders of notes upon a repurchase may be limited by JDA’s then existing financial resources. See “Risk Factors — Risks Related to the Notes — We May not be Able to Fulfill Our Repurchase Obligations with Respect to the Notes Upon a Change of Control or an Asset Sale”.

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis (or, in the case of notes issued in global form as discussed under “— Book-Entry, Delivery and Form”, based on a method that most nearly approximates a pro rata selection as the trustee deems fair and appropriate) unless otherwise required by law or applicable stock exchange or depositary requirements.

No notes of $2,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

Certain Covenants

Changes in Covenants when Notes Rated Investment Grade

If on any date following the date of the indenture:

(1)	the notes are rated Baa3 or better by Moody’s and BBB- or better by S&P (or, if either such entity ceases to rate the notes for reasons outside of the control of JDA, the equivalent investment grade credit rating from any other “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by JDA as a replacement agency); and

(2)	no Default or Event of Default shall have occurred and be continuing,

then, beginning on that day (the “Suspension Date”) and subject to the provisions of the following paragraph, the covenants specifically listed under the following captions in this prospectus (collectively, the “Suspended Covenants”) will be suspended:

(1)	“— Repurchase at the Option of Holders — Asset Sales”;

(2)	“— Restricted Payments”;

(3)	“— Incurrence of Indebtedness and Issuance of Preferred Stock”;

(4)	“— Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”;

(5)	“— Designation of Restricted and Unrestricted Subsidiaries”;

(6)	“— Transactions with Affiliates”;

(7)	clause (4) of the covenant described below under the caption “— Merger, Consolidation or Sale of Assets”; and

(8)	“— Business Activities”.

During any period that the foregoing covenants have been suspended, JDA’s Board of Directors may not designate any of its Subsidiaries as Unrestricted Subsidiaries pursuant to the covenant described below under the caption “— Designation of Restricted and Unrestricted Subsidiaries” or the second paragraph of the definition of “Unrestricted Subsidiary”.

Notwithstanding the foregoing, if the rating assigned by either such rating agency should subsequently decline to below Baa3 or BBB-, respectively, the foregoing covenants will be reinstituted as of and from the date of such rating decline (the “Reversion Date”), but only with respect to events after the Reversion Date. The period of time between the Suspension Date and the Reversion Date is referred to as the “Suspension Period”. Notwithstanding that the Suspended Covenants may be reinstated, no default will be deemed to have occurred as a result of a failure to comply with such Suspended Covenants during the Suspension Period.

Calculations made after the Reversion Date of the amount available to be made under the covenant described below under the caption “— Certain Covenants — Restricted Payments” will be made as if such covenant had been in effect since the date of the indenture. Accordingly, Restricted Payments made during the Suspension Period will be deemed to have been permitted but will reduce the amount available to be made as Restricted Payments under the first paragraph of the covenant described below under the caption “— Certain Covenants — Restricted Payments”.

On the Reversion Date, all Indebtedness incurred during the Suspension Period will be subject to the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”. To the extent such Indebtedness would not be so permitted to be incurred pursuant to such covenant, such Indebtedness will be deemed to be Existing Indebtedness.

Notwithstanding the foregoing, neither (1) the continued existence, after the Reversion Date, of facts and circumstances or obligations that occurred, were incurred or otherwise came into existence during a Suspension Period nor (2) the performance of any such obligations, shall constitute a breach of any Suspended Covenant or cause a Default; provided that (i) JDA and its Restricted Subsidiaries did not incur or otherwise cause such facts and circumstances or obligations to exist in anticipation of a downgrade by Moody’s or S&P (as applicable) below Baa3 or BBB-, respectively and (ii) JDA had a good faith belief that such incurrence or actions would not result in such withdrawal or downgrade.

There can be no assurance that the notes will ever achieve an investment grade rating or that any such rating will be maintained.

Restricted Payments

JDA will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any other payment or distribution on account of JDA’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving JDA or any of its Restricted Subsidiaries) or to the direct or indirect holders of JDA’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of JDA and dividends or distributions payable to JDA or a Restricted Subsidiary of JDA);

(2)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving JDA) any Equity Interests of JDA;

(3)	make any payment or prepayment of principal, interest or premium, if any, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of JDA or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among JDA and any of its Restricted Subsidiaries) prior to scheduled maturity, scheduled payment, scheduled repayment or scheduled sinking fund thereof (except for any purchase, redemption or defeasance made in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, redemption or defeasance); or

(4)	make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(a)	no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(b)	JDA would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(c)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by JDA and its Restricted Subsidiaries since the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (6), (7), (8), (9), (10), or (12) of the next succeeding paragraph), is less than the sum, without duplication, of:

(1)	50% of the Consolidated Net Income of JDA for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the indenture to the end of JDA’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(2)	100% of the aggregate net proceeds, including Cash Equivalents and the Fair Market Value of the equity of a Person or assets used in or constituting a Permitted Business (so long as such equity or assets are used by or become a Restricted Subsidiary) received by JDA since the date of the indenture (other than in connection with the Merger) as a contribution to its common equity capital or from the issue or sale of Qualifying Equity Interests of JDA or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of JDA or a Guarantor, in each case to the extent that (a) such Disqualified Stock or securities have been converted into or exchanged for Qualifying Equity Interests of JDA or (b) the amount of Indebtedness represented by such Disqualified Stock or securities has been reduced upon such conversion or exchange for Qualifying Equity Interests of JDA (in each case other than Qualifying Equity Interests and convertible or exchangeable Disqualified Stock or debt securities sold to a Subsidiary of JDA); plus

(3)	to the extent that any Restricted Investment that was made after the date of the indenture is (a) sold for cash or otherwise cancelled, liquidated or repaid for cash, or (b) made in an entity that subsequently becomes a Restricted Subsidiary of JDA that is a Guarantor, the return of capital with respect to such Restricted Investment, less the cost of disposition (if any); plus

(4)	to the extent that any Unrestricted Subsidiary of JDA designated as such after the date of the indenture is redesignated as a Restricted Subsidiary after the date of the indenture, the net reduction of Investments (valued as provided in the definition of “Investment”) with respect to such Unrestricted Subsidiary; plus

(5)	100% of any dividends received in cash by JDA or a Restricted Subsidiary after the date of the indenture from an Unrestricted Subsidiary of JDA, to the extent that such dividends were not otherwise included in the Consolidated Net Income of JDA for such period.

The preceding provisions will not prohibit:

(1)	the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;

(2)	the making of any Restricted Payment in exchange for, or out of or with the proceeds of the substantially concurrent sale (other than to a Subsidiary of JDA) of, Equity Interests of JDA (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to JDA; provided that the amount of any such proceeds that are utilized for any such Restricted Payment will not be considered to be net proceeds of Qualifying Equity Interests for purposes of clause (c)(2) of the preceding paragraph;

(3)	the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of JDA to the holders of its Equity Interests on a pro rata basis;

(4)	the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of JDA or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(5)	so long as no Default or Event of Default has occurred and is continuing, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of JDA or any Restricted Subsidiary of JDA held by any current or former officer, director or employee of JDA or any of its Restricted Subsidiaries upon their death, disability, retirement, severance or termination of employment or service; provided that the aggregate cash price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $10.0 million in any fiscal year;

(6)	the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options and repurchases of Equity Interests deemed to occur upon the withholding of a portion of the Equity Interests granted or awarded to a current or former officer, director, employee or consultant to pay for the taxes payable by such Person upon such grant or award (or upon vesting thereof);

(7)	so long as no Default or Event of Default has occurred and is continuing, the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of JDA or any preferred stock of any Restricted Subsidiary of JDA issued on or after the date of the indenture in accordance with the Fixed Charge Coverage Ratio test described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”;

(8)	payments of cash, dividends, distributions, advances or other Restricted Payments by JDA or any of its Restricted Subsidiaries to allow the payment of cash in lieu of the issuance of fractional shares upon (i) the exercise of options or warrants or (ii) the conversion or exchange of Capital Stock of any such Person;

(9)	so long as no Default or Event of Default has occurred and is continuing, other Restricted Payments in an aggregate amount not to exceed $50.0 million;

(10)	any payments made in connection with the Merger pursuant to the Merger Agreement;

(11)	the repurchase, redemption or other acquisition or retirement for value of any Indebtedness upon the occurrence of a change of control under such Indebtedness, so long as JDA shall have complied with its obligations described under the caption entitled “— Repurchase at the Option of Holders — Change of Control”; and

(12)	the repurchase of Capital Stock of JDA pursuant to the stock repurchase program in effect on the date of the indenture of up to $30.0 million.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by JDA or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of JDA whose resolution with respect thereto will be delivered to the trustee.

Incurrence of Indebtedness and Issuance of Preferred Stock

JDA will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and JDA will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided that JDA may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Guarantors may incur Indebtedness (including Acquired Debt) or issue preferred stock, if the Fixed Charge Coverage Ratio for JDA’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1)	the incurrence by JDA and any Restricted Subsidiary of Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount (with revolving credit Indebtedness and letters of credit being deemed to be incurred at the time entered into and to have a principal amount equal to the maximum potential liability of JDA and its Restricted Subsidiaries thereunder) not to exceed the amount such that the Credit Facility Leverage Ratio as of the date on which such Indebtedness is incurred would have been no greater than 1.75 to 1.0 less the aggregate amount of all Net Proceeds of Asset Sales applied by JDA or any of its Restricted Subsidiaries since the date of the indenture to repay any term Indebtedness under a Credit Facility or to repay any revolving credit Indebtedness under a Credit Facility to the extent accompanied by a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales”;

(2)	the incurrence by JDA and its Restricted Subsidiaries of the Existing Indebtedness;

(3)	the incurrence by JDA and the Guarantors of Indebtedness represented by the notes and the related Note Guarantees;

(4)	the incurrence by JDA or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of JDA or any of its Restricted Subsidiaries, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed the greater of $25.0 million and 2.5% of Total Assets at any time outstanding;

(5)	the incurrence by JDA or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5), (12), (13) or (15) of this paragraph;

(6)	the incurrence by JDA or any of its Restricted Subsidiaries of intercompany Indebtedness between or among JDA and any of its Restricted Subsidiaries; provided that:

(a)	if JDA or any Guarantor is the obligor on such Indebtedness and the payee is not JDA or a Guarantor, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes, in the case of JDA, or the Note Guarantee, in the case of a Guarantor; and

(b)	(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than JDA or a Restricted Subsidiary of JDA and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either JDA or a Restricted Subsidiary of JDA will be deemed, in each case, to constitute an incurrence of such Indebtedness by JDA or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7)	the issuance by any of JDA’s Restricted Subsidiaries to JDA or to any of its Restricted Subsidiaries of shares of preferred stock; provided that:

(a)	any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than JDA or a Restricted Subsidiary of JDA; and

(b)	any sale or other transfer of any such preferred stock to a Person that is not either JDA or a Restricted Subsidiary of JDA,

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8)	the incurrence by JDA or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

(9)	the guarantee by JDA or any Restricted Subsidiary of Indebtedness of JDA or a Restricted Subsidiary to the extent that the guaranteed Indebtedness was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the guarantee must be subordinated or pari passu, as applicable, to the same extent as the Indebtedness being guaranteed;

(10)	the incurrence by JDA or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, health, disability or other employee benefits or property,

casualty or liability insurance, self-insurance obligations, bankers’ acceptances, performance and surety bonds and similar obligations in the ordinary course of business;

(11)	the incurrence by JDA or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered or extinguished within five business days;

(12)	the incurrence by Foreign Subsidiaries of Indebtedness in an aggregate principal amount at any time outstanding pursuant to this clause (12), including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (12), not to exceed $25.0 million (or the equivalent thereof, measured at the time of each incurrence, in the applicable foreign currency);

(13)	the incurrence by JDA of Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (13), not to exceed $50.0 million;

(14)	the incurrence of Indebtedness arising from agreements of JDA or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case incurred or assumed in connection with the acquisition or disposition of any business, assets or Subsidiary permitted by the indenture; and

(15)	the incurrence of Acquired Debt by JDA or a Restricted Subsidiary in connection with the acquisition of (a) Investments permitted by clause (3) in the definition of “Permitted Investments”, (b) all or substantially all of the assets of such a Person or line of business, division or business unit within the Permitted Business or (c) any other Permitted Business assets; provided that such Acquired Debt is not incurred in connection with, or in contemplation of, such transaction; provided, further, on the date of the incurrence of such Acquired Debt, after giving effect to the incurrence thereof and otherwise determined on a pro forma basis in accordance with the provisions set forth in the definition of “Fixed Charge Coverage Ratio”, the Fixed Charge Coverage Ratio would be the same as or greater than the Fixed Charge Coverage Ratio immediately prior to the incurrence of such Indebtedness (including Acquired Debt).

JDA will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of JDA or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the notes and the applicable Note Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of JDA solely by virtue of being unsecured or by virtue of being secured on a junior priority basis.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (15) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, JDA will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. The accrual of interest or preferred stock dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on preferred stock or Disqualified Stock in the form of additional shares of the same class of preferred stock or Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of preferred stock or Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of JDA as accrued. For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be utilized, calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that JDA or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1)	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)	the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3)	in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a)	the Fair Market Value of such assets at the date of determination; and

(b)	the amount of the Indebtedness of the other Person.

Liens

JDA will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness or trade payables on any asset now owned or hereafter acquired, except Permitted Liens.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

JDA will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its Capital Stock to JDA or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to JDA or any of its Restricted Subsidiaries;

(2)	make loans or advances to JDA or any of its Restricted Subsidiaries; or

(3)	sell, lease or transfer any of its properties or assets to JDA or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)	agreements governing (a) Existing Indebtedness as in effect on the date of the indenture and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of agreements governing such Existing Indebtedness; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture and (b) any other secured Indebtedness permitted by the indenture that limits the right of the debtor thereunder to dispose of the assets securing such Indebtedness;

(2)	the indenture, the notes and the Note Guarantees;

(3)	agreements governing other Indebtedness permitted to be incurred under the provisions of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of

Preferred Stock” and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the restrictions therein are not materially more restrictive, taken as a whole, than those contained in the indenture, the notes and the Note Guarantees;

(4)	applicable law, rule, regulation or order;

(5)	any encumbrance or restriction with respect to any Person or property or assets of such Person acquired by JDA or any of its Restricted Subsidiaries as in effect at the time of such acquisition, which encumbrance or restriction was not incurred in connection with or in contemplation of such acquisition, and which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(6)	customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

(7)	purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(8)	any agreement for the sale or other disposition of a Subsidiary or all or substantially all of the assets thereof that restricts distributions by that Subsidiary or sales or transfers of assets pending its sale or other disposition;

(9)	agreements governing Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(10)	Liens permitted to be incurred under the provisions of the covenant described above under the caption “— Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(11)	provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements, licenses, sublicenses, leases, subleases and other similar agreements (including agreements entered into in connection with a Restricted Investment) entered into in the ordinary course of business;

(12)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and

(13)	restrictions under customary provisions in partnership agreements, limited liability company organizational or governance documents, joint venture agreements, corporate charters, stockholders’ agreements and other similar agreements and documents on the transfer of ownership interests in such partnership, limited liability company, joint venture or similar Person.

Merger, Consolidation or Sale of Assets

JDA will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not JDA is the surviving corporation), or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of JDA and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1)	either: (a) JDA is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than JDA) or to which such sale, assignment, transfer, conveyance or other disposition has been made is an entity organized or existing under the laws of the United States, any state of the United States or the District of Columbia; and, if such entity is not a corporation, a co-obligor of the notes is a corporation organized or existing under any such laws;

(2)	the Person formed by or surviving any such consolidation or merger (if other than JDA) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of JDA under the notes, and the indenture pursuant to agreements reasonably satisfactory to the trustee;

(3)	immediately after such transaction, no Default or Event of Default exists; and

(4)	either:

(a)	JDA or the Person formed by or surviving any such consolidation or merger (if other than JDA), or to which such sale, assignment, transfer, conveyance or other disposition has been made would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”; or

(b)	the Fixed Charge Coverage Ratio for JDA or the entity or Person formed by or surviving such consolidation or merger, if other than JDA, or to which such sale, assignment, transfer or other disposition shall have been made would, immediately after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, not be less than such Fixed Charge Coverage Ratio for JDA immediately prior to such transaction.

In addition, JDA will not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries, taken as a whole, in one or more related transactions, to any other Person.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among JDA and its Restricted Subsidiaries. Clauses (3) and (4) of the first paragraph of this covenant will not apply to (1) any merger or consolidation of JDA with or into one of its Restricted Subsidiaries for any purpose or (2) with or into an Affiliate solely for the purpose of reincorporating JDA in another jurisdiction.

Transactions with Affiliates

JDA will not, and will not permit any of its Restricted Subsidiaries to, make any payment to or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of JDA (each, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $1.0 million, unless:

(1)	the Affiliate Transaction is on terms that are no less favorable to JDA or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by JDA or such Restricted Subsidiary with an unrelated Person; and

(2)	JDA delivers to the trustee:

(a)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution of the Board of Directors of JDA set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of JDA; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million, an opinion as to the fairness to JDA or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)	any employment agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by JDA or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

(2)	transactions between or among JDA and/or its Restricted Subsidiaries;

(3)	transactions with a Person (other than an Unrestricted Subsidiary of JDA) that is an Affiliate of JDA solely because JDA owns, directly or through a Restricted Subsidiary, an Investment in, or controls, such Person;

(4)	payment of reasonable and customary fees, reimbursements of expenses (pursuant to indemnity arrangements or otherwise) or other compensation (in cash or otherwise) of officers, directors, employees or consultants of JDA or any of its Restricted Subsidiaries;

(5)	any issuance of Equity Interests (other than Disqualified Stock) of JDA to Affiliates of JDA;

(6)	Permitted Investments and Restricted Payments that do not violate the provisions of the indenture described above under the caption “— Restricted Payments”;

(7)	loans or advances to employees in the ordinary course of business not to exceed $5.0 million in the aggregate at any one time outstanding;

(8)	the performance of any agreement as in effect on the date of the indenture or the consummation of any transaction contemplated thereby (including pursuant to any amendment thereto as long as any such amendment is not materially adversely disadvantageous to the holders of the notes);

(9)	any transaction with an Affiliate where the only consideration paid by JDA or any Restricted Subsidiary is Equity Interests (other than Disqualified Stock) (and any payments of cash in lieu of delivering fractional shares in connection therewith); and

(10)	any transaction with a joint venture in which JDA or a Restricted Subsidiary is a joint venturer and no other Affiliate is a joint venturer, or with any Subsidiary thereof or other joint venturer therein, pursuant to the joint venture agreement or related agreements for such joint venture, including any transfers of any equity or ownership interests in any such joint venture to any other joint venturer therein pursuant to the performance or exercise of any rights or obligations to make such transfer under the terms of the agreements governing such joint venture.

Business Activities

JDA will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to JDA and its Restricted Subsidiaries taken as a whole.

Additional Note Guarantees

If JDA or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after the date of the indenture, then that newly acquired or created Domestic Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel satisfactory to the trustee within 30 days of the date on which it was acquired or created; provided that any Domestic Subsidiary that constitutes an Immaterial Subsidiary need not become a Guarantor until such time as it ceases to be an Immaterial Subsidiary.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of JDA may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by JDA and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “— Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by JDA. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Any designation of a Subsidiary of JDA as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “— Restricted Payments”. If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of JDA as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”, JDA will be in default of such covenant. The Board of Directors of JDA may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of JDA; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of JDA of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”, calculated on a pro forma basis as if such designation had occurred at the beginning of the applicable reference period; and (2) no Default or Event of Default would be in existence following such designation.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, JDA will furnish to the holders of the notes or cause the trustee to furnish to the holders of the notes (or file with the SEC for public availability), within 15 days after the time periods specified in the SEC’s rules and regulations (after giving effect to any extensions pursuant to Rule 12b-25 or any successor rule or rules thereto):

(1)	all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if JDA were required to file such reports, including a “Management’s

Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report thereon by JDA’s certified independent accountants; and

(2)	all current reports that would be required to be filed with the SEC on Form 8-K if JDA were required to file such reports.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. In addition, JDA will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods. JDA will at all times comply with TIA § 314(a).

If, at any time after consummation of the exchange offer, JDA is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, JDA will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. JDA will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept JDA’s filings for any reason, JDA will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if JDA were required to file those reports with the SEC.

If JDA has designated any of its Subsidiaries as Unrestricted Subsidiaries, then JDA will disclose in Management’s Discussion and Analysis of Financial Condition and Results of Operations revenues for the applicable period and assets of the applicable period then ended of the Unrestricted Subsidiaries of JDA.

In addition, JDA and the Guarantors agree that, for so long as any notes remain outstanding, if at any time they are not required to file with the SEC the reports required by the preceding paragraph, they will furnish to the holders of the notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an “Event of Default”:

(1)	default for 30 days in the payment when due of interest on the notes;

(2)	default in the payment when due (at maturity, upon redemption, repurchase or otherwise) of the principal of, or premium, if any, on, the notes;

(3)	failure by JDA or any of its Restricted Subsidiaries to comply with the provisions described under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets”;

(4)	failure by JDA or any of its Restricted Subsidiaries for 30 days after notice to JDA by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding, voting as a single class, to comply with the provisions under the captions “— Repurchase at the Option of the Holders — Change of Control” or “— Repurchase at the Option of the Holders — Asset Sales” (other than a failure to repurchase notes tendered pursuant to those covenants);

(5)	failure by JDA or any of its Restricted Subsidiaries for 60 days after notice to JDA by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class to comply with any of the other agreements in the indenture;

(6)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by JDA or any of its Restricted Subsidiaries (or the payment of which is guaranteed by JDA or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the date of the indenture, if that default:

(a)	is caused by a failure to pay principal of such Indebtedness (giving effect to any applicable grace periods and extensions thereof) (a “Payment Default”); or

(b)	results in the acceleration of such Indebtedness prior to its express final maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $25.0 million or more;

(7)	failure by JDA or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $25.0 million, which judgments are not paid, discharged, stayed, satisfied, annulled or rescinded, for a period of 60 days;

(8)	except as permitted by the indenture, any Note Guarantee of a Significant Subsidiary is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee; and

(9)	certain events of bankruptcy or insolvency described in the indenture with respect to JDA or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of its Restricted Subsidiaries at the same or similar time that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to JDA, any Restricted Subsidiary of JDA that is a Significant Subsidiary or any group of Restricted Subsidiaries of JDA at the same or similar time that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

Notwithstanding the foregoing, the indenture will provide that, to the extent elected by JDA, the sole remedy for an Event of Default relating to the failure to comply with the reporting obligations in the indenture, which are described under “— Certain Covenants — Reports”, will, for the 365 days after the occurrence of such an Event of Default consist exclusively of the right to receive additional interest on the notes at an annual rate equal to 0.50% of the principal amount of the notes. This additional interest will be payable in the same manner and on the same dates as the stated interest payable on the notes. The additional interest will accrue on all outstanding notes from, and including, the date on which an Event of Default relating to a failure to comply with the reporting obligations in the indenture first occurs to, but not including, the 365th day thereafter (or such earlier date on which the Event of Default relating to the reporting obligations shall have been cured or waived). On such 365th day (or earlier, if an Event of Default relating to the reporting obligations is cured or waived prior to such 365th day), such additional interest will cease to accrue and the notes will be subject to acceleration as provided above. If JDA does not elect to pay additional interest during the continuance of such an Event of Default, as applicable, in accordance with this paragraph, the notes will be subject to acceleration as provided above.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal of, premium on, if any, and interest.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest, when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1)	such holder has previously given the trustee written notice that an Event of Default is continuing;

(2)	holders of at least 25% in aggregate principal amount of the then outstanding notes make a written request to the trustee to pursue the remedy;

(3)	such holder or holders offer and, if requested, provide to the trustee security or indemnity reasonably satisfactory to the trustee against any loss, liability or expense;

(4)	the trustee does not comply with such request within 60 days after receipt of the request and the offer of security or indemnity; and

(5)	during such 60-day period, holders of a majority in aggregate principal amount of the then outstanding notes do not give the trustee a direction inconsistent with such request.

The holders of a majority in aggregate principal amount of the then outstanding notes by written notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture, if the rescission would not conflict with any judgment or decree, except a continuing Default or Event of Default in the payment of principal of, premium on, if any, or interest on, the notes.

JDA is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, JDA is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of JDA or any Guarantor, as such, will have any liability for any obligations of JDA or the Guarantors under the notes, the indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

JDA may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officers’ certificate, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1)	the rights of holders of outstanding notes to receive payments in respect of the principal of, premium on, if any, or interest on, such notes when such payments are due from the trust referred to below;

(2)	JDA’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the trustee under the indenture, and JDA’s and the Guarantors’ obligations in connection therewith; and

(4)	the Legal Defeasance and Covenant Defeasance provisions of the indenture.

In addition, JDA may, at its option and at any time, elect to have the obligations of JDA and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control

Offers and Asset Sale Offers) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, all Events of Default described under “— Events of Default and Remedies” (except those relating to payments on the notes or bankruptcy, receivership, rehabilitation or insolvency events) will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	JDA must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, premium on, if any, and interest on, the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and JDA must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;

(2)	in the case of Legal Defeasance, JDA must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) JDA has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, JDA must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit (and any similar concurrent deposit relating to other Indebtedness), and the granting of Liens to secure such borrowings);

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture and the agreements governing any other Indebtedness being defeased, discharged or replaced) to which JDA or any of the Guarantors is a party or by which JDA or any of the Guarantors is bound;

(6)	JDA must deliver to the trustee an officers’ certificate stating that the deposit was not made by JDA with the intent of preferring the holders of notes over the other creditors of JDA with the intent of defeating, hindering, delaying or defrauding any creditors of JDA or others; and

(7)	JDA must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next three succeeding paragraphs, the indenture or the notes or the Note Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the then outstanding notes voting as a single class (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, the notes), and any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, premium on, if any, or interest on, the notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of the indenture or the notes or the Note Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes voting as a single class (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

(1)	reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any note or alter or waive any of the provisions with respect to the redemption of the notes (except those provisions relating to the covenants described above under the caption “Optional Redemption — Repurchase at the Option of Holders” or “Escrow of Proceeds; Special Mandatory Redemption”);

(3)	reduce the rate of or change the time for payment of interest, including default interest, on any note;

(4)	waive a Default or Event of Default in the payment of principal of, premium on, if any, or interest on, the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(5)	make any note payable in money other than that stated in the notes;

(6)	make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, premium on, if any, interest or Special Interest, if any, on, the notes;

(7)	waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “Optional Redemption — Repurchase at the Option of Holders” or “Escrow of Proceeds; Special Mandatory Redemption”);

(8)	release any Guarantor from any of its obligations under its Note Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9)	make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes, JDA, the Guarantors and the trustee may amend or supplement the indenture, the notes or the Note Guarantees:

(1)	to cure any ambiguity, omission, defect or inconsistency;

(2)	to provide for uncertificated notes in addition to or in place of certificated notes;

(3)	to provide for the assumption of JDA’s or a Guarantor’s obligations to holders of notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of JDA’s or such Guarantor’s assets, as applicable;

(4)	to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any holder;

(5)	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6)	to conform the text of the indenture, the notes, the Note Guarantees to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the indenture, the notes, the Note Guarantees, which intent may be evidenced by an officers’ certificate to that effect; and

(7)	to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the Notes.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1)	either:

(a)	all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to JDA, have been delivered to the trustee for cancellation; or

(b)	all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and JDA or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal of, premium on, if any, and interest on, the notes to the date of maturity or redemption;

(2)	in respect of clause 1(b), no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and any similar deposit relating to other Indebtedness and, in each case, the granting of Liens to secure such borrowings) and the deposit will not result in a breach or violation of, or constitute a default under, any other material instrument to which JDA or any Guarantor is a party or by which JDA or any Guarantor is bound (other than with respect to the borrowing of funds to be applied concurrently to make the deposit required to effect such satisfaction and discharge and any similar concurrent deposit relating to other Indebtedness, and in each case the granting of Liens to secure such borrowings);

(3)	JDA or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4)	JDA has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

In addition, JDA must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of JDA or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default has occurred and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee reasonable indemnity or security satisfactory to it against any loss, liability or expense.

Book-Entry, Delivery and Form

The notes will be represented by one or more notes in registered, global form without interest coupons (collectively, the “Rule 144A Global Notes”). Notes offered and sold in offshore transactions in reliance on Regulation S were represented by one or more notes in registered, global form without interest coupons (the “Regulation S Global Notes” and, together with the Rule 144A Global Notes, the “Global Notes”). Except as set forth below, the notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The Global Notes were initially deposited upon issuance with the trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant in DTC as described below. Through and including the 40th day after the later of the commencement of the notes offering (such period through and including such 40th day, the “Restricted Period”), beneficial interests in the Regulation S Global Notes may be held only through the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”) (as indirect participants in DTC), unless transferred to a person that takes delivery through a Rule 144A Global Note in accordance with the certification requirements described below. Beneficial interests in the Rule 144A Global Notes may not be exchanged for beneficial interests in the Regulation S Global Notes at any time except in the limited circumstances described below. See “— Exchanges between Regulation S Notes and Rule 144A Notes”.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for definitive notes in registered certificated form (“Certificated Notes”) except in the limited circumstances described below. See “— Exchange of Global Notes for Certificated Notes”. Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form.

Rule 144A Notes (including beneficial interests in the Rule 144A Global Notes) will be subject to certain restrictions on transfer and will bear a restrictive legend as described under “Notice to Investors”. Regulation S Notes will also bear the legend as described under “Notice to Investors”. In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. JDA takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised JDA that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised JDA that, pursuant to procedures established by it:

(1)	upon deposit of the Global Notes, DTC will credit the accounts of the Participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and

(2)	ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Rule 144A Global Notes who are Participants may hold their interests therein directly through DTC. Investors in the Rule 144A Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants. Investors in the Regulation S Global Notes must initially hold their interests therein through Euroclear or Clearstream, if they are participants in such systems, or indirectly through organizations that are participants. After the expiration of the Restricted Period (but not earlier), investors may also hold interests in the Regulation S Global Notes through Participants in the DTC system other than Euroclear and Clearstream. Euroclear and Clearstream will hold interests in the Regulation S Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, premium on, if any, and interest on, a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, JDA and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither JDA, the trustee nor any agent of JDA or the trustee has or will have any responsibility or liability for:

(1)	any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2)	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised JDA that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or JDA. Neither JDA nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the notes, and JDA and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Subject to the transfer restrictions set forth under “Notice to Investors”, transfers between the Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the notes described herein, cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised JDA that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Rule 144A Global Notes and the Regulation S Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of JDA, the trustee and any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for Certificated Notes if:

(1)	DTC (a) notifies JDA that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, JDA fails to appoint a successor depositary;

(2)	JDA, at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3)	there has occurred and is continuing a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in “Notice to Investors”, unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes. See “Notice to Investors”.

Exchanges Between Regulation S Notes and Rule 144A Notes

Prior to the expiration of the Restricted Period, beneficial interests in the Regulation S Global Note may be exchanged for beneficial interests in the Rule 144A Global Note only if:

(1)	such exchange occurs in connection with a transfer of the notes pursuant to Rule 144A; and

(2)	the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that the notes are being transferred to a Person:

(a)	who the transferor reasonably believes to be a qualified institutional buyer within the meaning of Rule 144A;

(b)	purchasing for its own account or the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A; and

(c)	in accordance with all applicable securities laws of the states of the United States and other jurisdictions.

Beneficial interests in a Rule 144A Global Note may be transferred to a Person who takes delivery in the form of an interest in the Regulation S Global Note, whether before or after the expiration of the Restricted Period, only if the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer is being made in accordance with Rule 903 or 904 of Regulation S or Rule 144 (if available) and that, if such transfer occurs prior to the expiration of the Restricted Period, the interest transferred will be held immediately thereafter through Euroclear or Clearstream.

Transfers involving exchanges of beneficial interests between the Regulation S Global Notes and the Rule 144A Global Notes will be effected by DTC by means of an instruction originated by the trustee through the DTC Deposit/Withdraw at Custodian system. Accordingly, in connection with any such transfer, appropriate adjustments will be made to reflect a decrease in the principal amount of the Regulation S Global Note and a corresponding increase in the principal amount of the Rule 144A Global Note or vice versa, as applicable. Any beneficial interest in one of the Global Notes that is transferred to a Person who takes delivery in the form of an interest in the other Global Note will, upon transfer, cease to be an interest in such Global Note and will become an interest in the other Global Note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interests in such other Global Note for so long as it remains such an interest. The policies and practices of DTC may prohibit transfers of beneficial interests in the Regulation S Global Note prior to the expiration of the Restricted Period.

Same Day Settlement and Payment

JDA will make payments in respect of the notes represented by the Global Notes, including principal, premium, if any, and interest, by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. JDA will make all payments of principal, premium, if any, and interest, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the Global Notes are expected to be eligible to trade in The PORTALsm Market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. JDA expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised JDA that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person, Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control”, as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling”, “controlled by” and “under common control with” have correlative meanings.

“Applicable Premium” means, with respect to any note on any redemption date, the greater of:

(1)	1.0% of the principal amount of the note; or

(2)	the excess of:

(a)	the present value at such redemption date of (i) the redemption price of the note at December 15, 2012 (such redemption price being set forth in the table appearing above under the caption “— Optional Redemption”) plus (ii) all required interest payments due on the note through December 15, 2012 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b)	the principal amount of the note.

“Asset Sale” means:

(1)	the sale, lease, conveyance or other disposition of any assets by JDA or any of JDA’s Restricted Subsidiaries; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of JDA and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “— Repurchase at the Option of Holders — Change of Control” and/or the provisions described above under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2)	the issuance of Equity Interests by any of JDA’s Restricted Subsidiaries or the sale by JDA or any of JDA’s Restricted Subsidiaries of Equity Interests in any of JDA’s Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1)	any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $10.0 million;

(2)	a transfer of assets between or among JDA and its Wholly Owned Restricted Subsidiaries;

(3)	an issuance of Equity Interests by a Restricted Subsidiary of JDA to JDA or to a Wholly Owned Restricted Subsidiary of JDA;

(4)	the sale, lease or other transfer of products, services or accounts receivable in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business (including the abandonment or other disposition of intellectual property that is, in the reasonable judgment of JDA, no longer economically practicable to maintain or useful in the conduct of the business of JDA and its Restricted Subsidiaries taken as whole);

(5)	licenses and sublicenses by JDA or any of its Restricted Subsidiaries of software or intellectual property in the ordinary course of business;

(6)	any surrender or waiver of contract rights or settlement, release, recovery on or surrender of contract, tort or other claims in the ordinary course of business;

(7)	the granting of Liens not prohibited by the covenant described above under the caption “— Certain Covenants — Liens”;

(8)	the sale or other disposition of cash or Cash Equivalents;

(9)	a Restricted Payment that does not violate the covenant described above under the caption “— Certain Covenants — Restricted Payments” or a Permitted Investment; and

(10)	any exchange of like property pursuant to Section 1031 of the Internal Revenue Code of 1986, as amended, for use in a Permitted Business.

“Asset Sale Offer” has the meaning assigned to that term in the indenture governing the notes.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)	with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3)	with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4)	with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1)	United States dollars;

(2)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than six months from the date of acquisition;

(3)	certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper having one of the two highest ratings obtainable from Moody’s or S&P and, in each case, maturing within six months after the date of acquisition;

(6)	money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition; and

(7)	in the case of any Foreign Subsidiary:

(a)	currency for the countries in which such Foreign Subsidiary conducts business;

(b)	direct obligations of the sovereign nation, or any agency thereof, in which such Foreign Subsidiary is organized and conducting business or in obligations fully and conditionally guaranteed by such sovereign nation, or any agency thereof;

(c)	investments of the type and maturity described in clauses (2) through (6) above of foreign obligors, which investments or obligors have ratings described in such clauses or equivalent ratings from comparable foreign rating agencies; and

(d)	investments of the type and maturity described in clauses (2) through (6) above of foreign obligors which investments or obligors are not rated as provided in such clauses or in clause (c) above but which are, in the reasonable judgment of JDA, comparable in investment quality to such investments and obligors, or the direct or indirect parent of such obligors.

“Change of Control” means the occurrence of any of the following:

(1)	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of JDA and its Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act);

(2)	the adoption of a plan relating to the liquidation or dissolution of JDA;

(3)	the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any “person” (as defined above) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of JDA, measured by voting power rather than number of shares; or

(4)	the first day on which a majority of the members of the Board of Directors of JDA are not Continuing Directors.

“Change of Control Offer” has the meaning assigned to that term in the indenture governing the notes.

“Consolidated EBITDA” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1)	an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2)	provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3)	the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(4)	the Transaction Costs for such period, to the extent that such Transaction Costs were deducted in computing such Consolidated Net Income; plus

(5)	any foreign currency translation losses (including losses related to currency remeasurements of Indebtedness) of such Person and its Restricted Subsidiaries for such period, to the extent that such losses were taken into account in computing such Consolidated Net Income; plus

(6)	depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash charges and expenses (excluding any such non-cash charge or expense to the extent that it represents an accrual of or reserve for cash charges or expenses in any future period or amortization of a prepaid cash charge or expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash charges or expenses were deducted in computing such Consolidated Net Income; minus

(7)	non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business, in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the net income (loss) of such Person and its Restricted Subsidiaries for such period, on a consolidated basis (excluding the net income (loss) of any Unrestricted Subsidiary of such Person), determined in accordance with GAAP and without any reduction in respect of preferred stock dividends; provided that:

(1)	all gains or losses realized in connection with any Asset Sale or the disposition of securities or the early extinguishment of Indebtedness, together with any related provision for taxes on any such gain, will be excluded;

(2)	the net income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(3)	the net income (but not loss) of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that net income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(4)	the cumulative effect of a change in accounting principles will be excluded; and

(5)	non-cash gains and losses attributable to movement in the mark-to-market valuation of Hedging Obligations pursuant to Financial Accounting Standards Board Statement No. 133 will be excluded.

“continuing” means, with respect to any Default or Event of Default, that such Default or Event of Default has not been cured or waived.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of JDA who:

(1)	was a member of such Board of Directors on the date that is two years prior to the date of determination; or

(2)	was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Credit Agreement” means that certain Credit Agreement, dated as of July 5, 2006, among JDA, Manugistics Group, Inc., the lenders from time to time party thereto, Citicorp North America, Inc., as Administrative Agent and Collateral Agent, Citibank, N.A., as Issuing Bank, UBS Securities LLC, as Syndication Agent and Wells Fargo Foothill, LLC, as Documentation Agent, as amended.

“Credit Facilities” means (i) one or more debt facilities or commercial paper facilities, in each case, with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit and (ii) sales of debt securities to institutional investors, in each case, as amended, restated, modified, renewed, refunded, replaced in any manner (whether upon or after termination or otherwise) or refinanced in whole or in part from time to time.

“Credit Facility Indebtedness” means Indebtedness under Credit Facilities that was permitted by the terms of the indenture to be incurred pursuant to clause (1) of the definition of “Permitted Debt”.

“Credit Facility Leverage Ratio” means, as of any date of determination, the ratio of (i) Credit Facility Indebtedness as of such date (giving pro forma effect to any Credit Facility Indebtedness to be incurred on such date and the application of the net proceeds therefrom) to (ii) Consolidated EBITDA for the most recently completed four fiscal quarter period for which financial statements are available.

In addition, for purposes of calculating the Credit Facility Leverage Ratio:

(1)	acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including all related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date, or that are to be made on the Calculation Date, will be given pro forma effect (in accordance with Regulation S-X under the Securities Act), including Pro Forma Cost Savings whether or not such Pro Forma Cost Savings comply with Regulation S-X, as if they had occurred on the first day of the four-quarter reference period;

(2)	the Consolidated EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3)	any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period; and

(4)	any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Noncash Consideration” means the Fair Market Value of non-cash consideration received by JDA or any Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an officer’s certificate delivered to the trustee, setting forth the basis of such value.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require JDA to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that JDA may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments”. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that JDA and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends. The Series A preferred stock issued pursuant to the Rights Agreement between JDA and ChaseMellon Shareholder Services, as Rights Agent, dated October 2, 1998, as amended through the date of the indenture, shall not be deemed to be Disqualified Stock.

“Domestic Subsidiary” means any Restricted Subsidiary of JDA that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of JDA.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means a sale of Equity Interests of JDA by JDA (other than Disqualified Stock and other than to a Subsidiary of JDA).

“Existing Indebtedness” means all Indebtedness of JDA and its Subsidiaries (other than Indebtedness under the Credit Agreement, except for letters of credit that are cash collateralized on or prior to the date of the indenture) in existence on the date of the indenture, until such amounts are repaid.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of JDA (unless otherwise provided in the indenture).

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect (in accordance with Regulation S-X under the Securities Act) to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)	acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including all related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date, or that are to be made on the Calculation Date, will be given pro forma effect (in accordance with Regulation S-X under the Securities Act), including Pro Forma Cost Savings whether or not such Pro Forma Cost Savings comply with Regulation S-X, as if they had occurred on the first day of the four-quarter reference period;

(2)	the Consolidated EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3)	the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4)	any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5)	any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6)	if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)	the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

(2)	the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3)	any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4)	the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of JDA (other than Disqualified Stock) or to JDA or a Restricted Subsidiary of JDA, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP.

“Foreign Subsidiary” means any Restricted Subsidiary of JDA that is not a Domestic Subsidiary.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the indenture.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantors” means any Subsidiary of JDA that executes a Note Guarantee in accordance with the provisions of the indenture, and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1)	interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2)	other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3)	other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“Immaterial Subsidiary” means, as of any date, any Subsidiary whose total assets, as of that date, are less than $250,000 and whose total revenues for the most recent 12-month period do not exceed $250,000;

provided that a Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly, guarantees or otherwise provides direct credit support for any Indebtedness of JDA.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses, trade payables and time-based licenses), whether or not contingent:

(1)	in respect of borrowed money;

(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)	in respect of banker’s acceptances;

(4)	representing Capital Lease Obligations;

(5)	representing the balance deferred and unpaid of the purchase price of any property or services due more than nine months after such property is acquired or such services are completed; or

(6)	representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person. Indebtedness shall be calculated without giving effect to the effects of Statement of Financial Accounting Standards No. 133 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, payroll, travel, moving and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If JDA or any Restricted Subsidiary of JDA sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of JDA such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of JDA, JDA will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of JDA’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments”. The acquisition by JDA or any Restricted Subsidiary of JDA of a Person that holds an Investment in a third Person will be deemed to be an Investment by JDA or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments”. Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Merger” means that certain merger of Alpha Acquisition Corp. with and into i2 Technologies, Inc. pursuant to the Merger Agreement.

“Merger Agreement” means that certain Agreement and Plan of Merger dated as of November 4, 2009, by and among JDA, Alpha Acquisition Corp. and i2 Technologies, Inc., together with any amendments, modifications and waivers that are not, in the good faith determination of the Board of Directors of JDA, individually or in the aggregate, materially adverse to the holders of the notes.

“Moody’s” means Moody’s Investors Service, Inc.

“Net Proceeds” means the aggregate cash proceeds and Cash Equivalents received by JDA or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash or Cash Equivalents received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements and any reserve for adjustment or indemnification obligations in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness:

(1)	as to which neither JDA nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable as a guarantor or otherwise; and

(2)	no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder or holders of any other Indebtedness (other than the notes) of JDA or any Restricted Subsidiary in an aggregate principal amount of $25.0 million or more to declare a default on the other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

“Note Guarantee” means the Guarantee by each Guarantor of JDA’s obligations under the indenture and the notes, executed pursuant to the provisions of the indenture.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Permitted Business” means any business that is the same as, or reasonably related, ancillary or complementary to, or reasonable extensions of, any of the businesses in which JDA, i2 Technologies, Inc. or any of their respective Subsidiaries are engaged on the date of the indenture.

“Permitted Investments” means:

(1)	any Investment in JDA or in a Restricted Subsidiary of JDA;

(2)	any Investment in Cash Equivalents;

(3)	any Investment by JDA or any Restricted Subsidiary of JDA in a Person, if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary of JDA; or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, JDA or a Restricted Subsidiary of JDA;

(4)	any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5)	any Investment made solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of JDA;

(6)	any Investments received in compromise or resolution of (A) obligations that were incurred in the ordinary course of business of JDA or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes;

(7)	Investments represented by Hedging Obligations;

(8)	loans or advances to employees made in the ordinary course of business of JDA or any Restricted Subsidiary of JDA in an aggregate principal amount not to exceed $5.0 million at any one time outstanding;

(9)	repurchases of the notes;

(10)	any guarantee of Indebtedness permitted to be incurred by the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” other than a guarantee of Indebtedness of an Affiliate of JDA that is not a Restricted Subsidiary of JDA;

(11)	any Investment existing on, or made pursuant to binding commitments existing on, the date of the indenture and any Investment consisting of an amendment, restatement, supplement, refunding, replacement, refinancing, extension, modification, renewal or exchange of any Investment existing on, or made pursuant to a binding commitment existing on, the date of the indenture; provided that the amount of any such Investment may be increased (a) as required by the terms of such Investment as in existence on the date of the indenture or (b) as otherwise permitted under the indenture;

(12)	Investments acquired after the date of the indenture as a result of the acquisition by JDA or any Restricted Subsidiary of JDA of another Person, including by way of a merger, amalgamation or consolidation with or into JDA or any of its Restricted Subsidiaries in a transaction that is not prohibited by the covenant described above under the caption “— Merger, Consolidation or Sale of Assets” after the date of the indenture to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(13)	other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made after the date of the indenture pursuant to this clause (13) that are at the time outstanding not to exceed the greater of $25.0 million and 2.5% of Total Assets (taking into account any return on such Investments by reducing the amount of such Investments deemed outstanding hereunder);

(14)	Investments in Permitted Joint Ventures that are at the time outstanding not to exceed the greater of $25.0 million and 2.5% of Total Assets (taking into account any return on such Investments by reducing the amount of such Investments deemed outstanding hereunder);

(15)	receivables owing to JDA or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided that such trade terms may include such concessionary trade terms as JDA or such Restricted Subsidiary deems reasonable under the circumstances;

(16)	Investments consisting of licensing or contribution of intellectual property pursuant to joint development, marketing, manufacturing or similar agreements with other Persons;

(17)	Investments arising from the cashless exercise by employees of JDA or any Restricted Subsidiary of rights, options or warrants to purchase Capital Stock of JDA;

(18)	lease, utility and similar deposits made in the ordinary course of business;

(19)	Investments representing amounts held for employees of JDA or any Restricted Subsidiary under deferred compensation plans; and

(20)	Investments made in the form of a loan to a Person pending the acquisition of the Capital Stock or all or substantially all of the assets or a line of business of such Person (regardless of how structured) following the execution of a definitive agreement in respect of such acquisition.

“Permitted Joint Venture” means any entity characterized as a joint venture, however structured, engaged in a Permitted Business in which JDA or any Restricted Subsidiary has an ownership interest; provided that such joint venture is not a Subsidiary of JDA.

“Permitted Liens” means:

(1)	Liens on assets of JDA or any Restricted Subsidiary securing Indebtedness and other Obligations under Credit Facilities that was permitted by the terms of the indenture to be incurred pursuant to clause (1) of the definition of “Permitted Debt” and/or securing Hedging Obligations and/or securing Obligations with regard to Treasury Management Arrangements;

(2)	Liens in favor of JDA or any Restricted Subsidiary;

(3)	Liens on property of a Person existing at the time such Person becomes a Restricted Subsidiary of JDA or is merged with or into or consolidated with JDA or any Restricted Subsidiary of JDA; provided that such Liens were not incurred in contemplation of such Person becoming a Restricted Subsidiary of JDA or such merger or consolidation and do not extend to any assets other than those of the Person that becomes a Restricted Subsidiary of JDA or is merged with or into or consolidated with JDA or any Restricted Subsidiary of JDA;

(4)	Liens on property (including Capital Stock) existing at the time of acquisition of the property by JDA or any Subsidiary of JDA; provided that such Liens were in existence prior to such acquisition and not incurred in contemplation of, such acquisition;

(5)	Liens to secure the performance of statutory or regulatory obligations, insurance, surety or appeal bonds, workers compensation, unemployment insurance, social security or similar obligations, performance bonds, deposits to secure the performance of tenders, bids, trade contracts, government contracts, import duties, payment of rent, performance, letters of credit and return-of-money bonds, leases or licenses or other obligations of a like nature incurred in the ordinary course of business;

(6)	Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with or financed by such Indebtedness;

(7)	Liens existing on the date of the indenture;

(8)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent, that are not subject to penalties or interest for non-payment or that are being contested in good faith by appropriate proceedings; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9)	Liens imposed by law, such as carriers’, warehousemen’s, landlord’s, mechanics’, materialmen’s, repairmen’s, suppliers’ or similar Liens, in each case, incurred in the ordinary course of business;

(10)	survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that (a) do not in the aggregate materially adversely affect the value of said properties or (b) do not materially impair their use in the operation of JDA and its Restricted Subsidiaries taken as a whole;

(11)	Liens created for the benefit of (or to secure) the notes (or the Note Guarantees);

(12)	Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided that:

(a)	the new Lien is limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure, the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b)	the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged with such Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(13)	Liens on insurance policies and proceeds thereof, or other deposits to secure liability to insurance carriers;

(14)	filing of Uniform Commercial Code financing statements as a precautionary measure in connection with leases;

(15)	bankers’ Liens, rights of setoff, Liens arising out of judgments or awards not constituting an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(16)	Liens on cash, Cash Equivalents or other property arising in connection with the defeasance, discharge or redemption of Indebtedness;

(17)	Liens on specific items of inventory or other goods (and the proceeds thereof) of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created in the ordinary course of business;

(18)	grants of software and other technology licenses or sublicenses in the ordinary course of business;

(19)	Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(20)	Liens incurred with respect to obligations of JDA or any of its Restricted Subsidiaries that do not exceed $50.0 million at any one time outstanding;

(21)	Liens securing Indebtedness permitted by clause (12), (14) and (15) (to the extent the Liens were in existence on the date of incurrence of the Acquired Debt and not incurred in connection with, or in contemplation of, the incurrence of the Acquired Debt) of the definition of “Permitted Debt”;

(22)	Liens in favor of customs and revenue authorities to secure payment of customs duties in connection with the importation of goods in the ordinary course of business and other similar Liens arising in the ordinary course of business; and

(23)	leases or subleases granted in the ordinary course to third Persons not materially interfering with the business of JDA and its Restricted Subsidiaries taken as a whole.

“Permitted Refinancing Indebtedness” means any Indebtedness of JDA or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of JDA or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity that is (a) equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged or (b) more than 90 days after the final maturity date of the notes;

(3)	if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4)	such Indebtedness is incurred by JDA, a Guarantor or the Restricted Subsidiary of JDA that was the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged and, in the case of Indebtedness incurred by a Restricted Subsidiary that is not a Guarantor, is guaranteed only by Persons who were obligors on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Pro Forma Cost Savings” means, with respect to any period, the reduction in net costs and related adjustments that (i) were directly attributable to an acquisition that occurred during the four quarter period or after the end of the four quarter period and on or prior to the Calculation Date and calculated on a basis that is consistent with Regulation S-X under the Securities Act as then in effect, (ii) were actually implemented by the business that was the subject of any such acquisition within six months after the date of the acquisition and prior to the Calculation Date that are supportable and quantifiable by the underlying accounting records of such business or (iii) relate to the business that is the subject of any such acquisition and that the Company reasonably determines are probable based upon specifically identifiable actions to be taken within six months of the date of the acquisition and, in the case of each of (i), (ii) and (iii), are described, as provided below in an Officers’ Certificate, as if all such reductions in costs had been effected as of the beginning of such period. Pro Forma Cost Savings described above shall be accompanied by a certificate delivered to the Trustee from the Company’s chief financial officer that outlines the specific actions taken or to be taken, the net cost savings achieved or to be achieved from each such action and that, in the case of clause (iii) above, such savings have been determined to be probable.

“Qualifying Equity Interests” means Equity Interests of JDA other than (1) Disqualified Stock and (2) Equity Interests sold in an Equity Offering prior to the third anniversary of the date of the indenture that are eligible to be used to support an optional redemption of notes pursuant to the “Optional Redemption” provisions of the indenture.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Group.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership or limited liability company of which (a) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (b) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Total Assets” means the total assets of JDA and its Subsidiaries on a consolidated basis determined in accordance with GAAP, as shown on the most recently available consolidated balance sheet of JDA and its Subsidiaries.

“Transaction Costs” means costs and fees incurred by JDA pursuant to (a) the Merger and related financings, (b) any acquisition of (i) Investments permitted by clause (3) in the definition of “Permitted Investments”, (ii) all or substantially all of the assets of such a Person or line of business, division or business unit within the Permitted Business or (iii) any other Permitted Business assets, in each case however consummated, if the acquisition does not violate the covenant described under the caption entitled “— Certain Covenants — Restricted Payments” or (c) any Asset Sale if such Asset Sale does not violate the “Asset Sale” provisions of the indenture.

“Treasury Management Arrangement” means any agreement or other arrangement governing the provision of treasury or cash management services, including deposit accounts, overdraft, credit or debit card, funds transfer, automated clearinghouse, zero balance accounts, returned check concentration, controlled disbursement, lockbox, account reconciliation and reporting and trade finance services and other cash management services.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to December 15, 2012; provided that if the period from the redemption date to December 15, 2012, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means any Subsidiary of JDA that is designated by the Board of Directors of JDA as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1)	has no Indebtedness other than Non-Recourse Debt;

(2)	except as permitted by the covenant described above under the caption “— Certain Covenants — Transactions with Affiliates”, is not party to any agreement, contract, arrangement or understanding with JDA or any Restricted Subsidiary of JDA unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to JDA or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of JDA;

(3)	is a Person with respect to which neither JDA nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4)	has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of JDA or any of its Restricted Subsidiaries; provided that JDA and its Restricted Subsidiaries may guarantee the performance of Unrestricted Subsidiaries in the ordinary course of business except for guarantees of Indebtedness.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness.

“Wholly Owned Restricted Subsidiary” of any specified Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) will at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material United States federal income tax consequences relating to the exchange of old notes for exchange notes in the exchange offer. It does not contain a complete analysis of all of the potential tax consequences relating to the exchange. This summary is limited to holders of old notes who hold the old notes as “capital assets” (in general, assets held for investment). Special situations, such as the following, are not addressed:

•	tax consequences to holders who may be subject to special tax treatment, such as tax-exempt entities, dealers in securities or currencies, banks, other financial institutions, insurance companies, regulated investment companies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings or corporations that accumulate earnings to avoid United States federal income tax;

•	tax consequences to persons holding notes as part of a hedging, integrated, constructive sale or conversion transaction or a straddle or other risk reduction transaction;

•	tax consequences to holders whose “functional currency” is not the United States dollar;

•	tax consequences to persons who hold notes through a partnership or similar pass-through entity;

•	United States federal gift tax, estate tax or alternative minimum tax consequences, if any; or

•	any state, local or non-United States tax consequences.

We recommend that each holder consult its own tax advisor as to the particular tax consequences of exchanging old notes for exchange notes in the exchange offer, including the applicability and effect of any state, local or non-United States tax law.

The discussion below is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations promulgated thereunder, and rulings, judicial decisions and administrative interpretations thereunder, as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those discussed below.

Consequences of Tendering Old Notes

The exchange of old notes for exchange notes pursuant to the exchange offer should not constitute an “exchange” for United States federal income tax purposes because the exchange notes should not be considered to differ materially in kind or extent from the old notes. Rather, the exchange notes received by a holder should be treated as a continuation of the old notes in the hands of such holder. Accordingly, there should be no United States federal income tax consequences to holders exchanging old notes for exchange.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resales. In addition, until February 3, 2011 (90 days after the date of this prospectus), all broker-dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale. These resales may be made at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal delivered with this prospectus states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents. We have agreed to pay all expenses incident to the performance of our obligations in connection with the exchange offer. We will indemnify the holders of the exchange notes (including any broker-dealer) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the exchange notes and the enforceability of the obligations under the exchange notes and guarantees offered hereby will be passed upon for us by DLA Piper LLP (US), Phoenix, Arizona.

EXPERTS

The financial statements, incorporated in this prospectus by reference from JDA Software Group, Inc.’s Current Report on Form 8-K dated June 8, 2010, and the effectiveness of JDA Software Group, Inc.’s internal control over financial reporting incorporated in this prospectus by reference from JDA Software Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2009, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of i2 as of and for the years ended December 31, 2009, 2008 and 2007, incorporated in this prospectus by reference to JDA Software Group, Inc.’s Current Report on Form 8-K dated June 8, 2010, have been so incorporated in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

$275,000,000

JDA SOFTWARE GROUP, INC.
Exchange Offer for 8.00% Senior Notes due 2014

PROSPECTUS
November 5, 2010

We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained or incorporated by reference in this prospectus. You may not rely on unauthorized information or representations.

This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or a solicitation to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities.

The information in this prospectus is current only as of the date on its cover, and may change after that date. For any time after the cover date of this prospectus, we do not represent that our affairs are the same as described or that the information in this prospectus is correct, nor do we imply those things by delivering this prospectus or selling securities to you.

Until February 3, 2011, all dealers that effect transactions in the exchange notes, whether or not participating in this exchange offer, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.